---------------------------------------------
                      FIRST UNION CORPORATION

                             AND SUBSIDIARIES





                                              ---------------------
                                              Third Quarter

                                              Financial

                                              Supplement



                              ------------------
                              Nine Months Ended

                              September 30, 1995

                             FIRST UNION CORPORATION
                                AND SUBSIDIARIES

                       THIRD QUARTER FINANCIAL SUPPLEMENT
                      NINE MONTHS ENDED SEPTEMBER 30, 1995
                                   (Unaudited)

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                                 TABLE OF CONTENTS
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                                                                                                       Page
Selected Financial Data.............................................................................     1
Management's Analysis of Operations.................................................................     2
Consolidated Summaries of Income and Per Share Data.................................................   T-1
Noninterest Income..................................................................................   T-2
Noninterest Expense.................................................................................   T-2
Internal Capital Growth and Dividend Payout Ratios..................................................   T-3
Selected Quarterly Data.............................................................................   T-4
Growth through Acquisitions.........................................................................   T-5
Securities Available for Sale.......................................................................   T-6
Investment Securities...............................................................................   T-7
Loans...............................................................................................   T-8
Allowance for Loan Losses and Nonperforming Assets..................................................   T-9
Intangible Assets...................................................................................  T-10
Allowance for Foreclosed Properties.................................................................  T-10
Deposits............................................................................................  T-11
Time Deposits in Amounts of $100,000 or More........................................................  T-11
Long-Term Debt......................................................................................  T-12
Changes in Stockholders' Equity.....................................................................  T-13
Capital Ratios......................................................................................  T-14
Interest Rate Gap...................................................................................  T-15
Off-Balance Sheet Derivative Financial Instruments..................................................  T-16
Off-Balance Sheet Derivatives-Expected Maturities...................................................  T-18
Off-Balance Sheet Derivatives Activity..............................................................  T-18
Net Interest Income Summaries
     Five Quarters Ended September 30, 1995.........................................................  T-19
     Year-to-date September 30 and June 30, 1995....................................................  T-21
     December 31 and September 30, 1994.............................................................  T-22
Consolidated Balance Sheets.........................................................................  T-23
Consolidated Statements of Income
     Five Quarters Ended September 30, 1995.........................................................  T-24
     Year-to-date September 30, 1995 and 1994; and June 30, 1995 and 1994                             T-25
Consolidated Statements of Cash Flows...............................................................  T-26




                             SELECTED FINANCIAL DATA


                                                                    Three Months Ended          Nine Months Ended
                                                                       September 30,              September 30,
Per Common Share Data                                                1995          1994         1995         1994
-------------------------------------------------------------------------------------------------------------------
   Net income applicable to common stockholders                      $1.50         1.35         4.27        3.94

   Cash dividends..................................................    .52          .46         1.44        1.26

   Book value......................................................  33.88        30.37        33.88       30.37

   Quarter-end price............................................... $51.00        43.25        51.00       43.25

Financial Ratios
-------------------------------------------------------------------------------------------------------------------

   Return on average assets (a)(b).................................   1.16%        1.31         1.21        1.29

   Return on average common stockholders' equity (a)(c)              17.71        17.29        17.39       17.45

   Net interest margin(a)..........................................   4.37         4.84         4.52        4.80

   Net charge-offs to average loans, net (a).......................    .32          .38          .36         .31

   Allowance for loan losses to:
      Loans, net...................................................   1.46         1.95         1.46        1.95
      Nonaccrual and restructured loans............................    204          203          204         203
      Nonperforming assets.........................................    160          154          160         154

   Nonperforming assets to loans, net and
      foreclosed properties........................................   .91           1.26         .91         1.26

   Stockholders' equity to assets..................................   6.55          7.57         6.55        7.57

   Tier 1 capital to risk-weighted assets..........................   6.35          8.84         6.35        8.84

   Dividend payout ratio on common shares..........................  34.00%        34.16        33.39       31.96

(a)    Annualized.
(b)    Based on net income.
(c) Based on net income applicable to common stockholders and average common stockholders' equity excluding average net unrealized gains and losses on debt and equity securities.

                       MANAGEMENT'S ANALYSIS OF OPERATIONS

EARNINGS HIGHLIGHTS
-----------------------------------------------------------------------------


First Union's earnings applicable to common stockholders increased to $734 million, or $4.27 per common share, in the first nine months of 1995, compared with $675 million, or $3.94, in the first nine months of 1994.

Third quarter 1995 net income applicable to common stockholders increased to $255 million, or $1.50 per common share, compared with $235 million, or $1.35, in the third quarter a year ago.

Key factors during the first nine months of 1995 included:

(Bullet) 7 percent growth in tax-equivalent net interest income, to $2.5 billion in the first nine months ended September 30, 1995, compared with $2.3 billion in the nine months ended September 30, 1994;
(Bullet)  14 percent loan growth since year-end 1994;
(Bullet) A decline in nonperforming assets as a percentage of net loans and foreclosed properties to .91 percent; and
(Bullet) 17 percent growth in noninterest income to $1.0 billion in the first nine months ended September 30, 1995, compared with $857 million in the nine months ended September 30, 1994.

Net loans at September 30, 1995, were $61.8 billion, an increase of $7.8 billion since year-end 1994, including $4.8 billion from purchase acquisitions that closed during the first nine months of 1995. The net loan balance at September 30, 1995, was reduced by the September 29, 1995, securitization and sale of $2.0 billion in credit card receivables. Loan growth was strong in the consumer portfolio, which was led by direct consumer lending through First Union's retail branch system and home equity lending. Residential mortgages also increased through our purchase accounting acquisitions.

Nonperforming assets were $562 million at September 30, 1995, compared with $569 million at June 30, 1995, and $654 million at September 30, 1994. They were .91 percent of net loans and foreclosed properties at September 30, 1995, the lowest percentage in nine years. Annualized net charge-offs in the nine months of 1995 were .36 percent of average net loans, compared with .31 percent in the first nine months of 1994. Annualized net charge-offs have increased as our credit card portfolios have matured.

Growth in noninterest income in the first nine months of 1995 compared with the same period in 1994 was realized primarily in fee income from capital markets activity, including loan syndications and asset securitizations; capital management income, including mutual funds, trust and brokerage services; mortgage banking; and service charges on deposits, including increased service charges resulting from purchase acquisitions.

Domestic banking operations, including trust operations, located in North and South Carolina, Georgia, Florida, Maryland, Tennessee, Virginia and Washington, D.C., and mortgage banking operations are our principal sources of revenues. Foreign banking operations are immaterial.

The Net Interest Income section provides information about lost interest income related to nonaccrual and restructured loans and the Asset Quality section includes information about the loan loss provision.

Outlook
The strong fee income results in the first nine months of 1995 help validate our expectations for renewed earnings momentum at First Fidelity Bancorporation after we combine our two companies. We are seeing the results of our investments in capital markets, capital management and other businesses that expand our traditional banking base, and we are optimistic about our future results for these businesses.

First Union announced on June 19, 1995, the signing of an agreement to acquire First Fidelity Bancorporation, a $35 billion asset banking company based in Newark, N.J., and Philadelphia, Pa. This transaction is estimated to be initially dilutive, but to be accretive to earnings in 1997 and beyond.

First Union and First Fidelity are well along in the planning processes for the merger of the two companies. Stockholders of both First Union and First Fidelity overwhelmingly approved the merger on October 3, 1995, and the Federal Reserve Board approval was received on October 26, 1995.

The First Fidelity merger agreement provides, among other things, for (i) the merger of First Fidelity with and into a wholly owned subsidiary of First Union,
(ii) the exchange of each outstanding share of First Fidelity common stock for
1.35 shares of First Union common stock, and (iii) the exchange of each share of the three outstanding series of First Fidelity preferred stock for one share of one of three corresponding new series of First Union's class A preferred stock having substantially identical terms as the relevant series of First Fidelity preferred stock, all subject to the terms and conditions contained in the First Fidelity merger agreement.

In connection with the execution of the First Fidelity merger agreement, First Fidelity granted an option to First Union to purchase, under certain circumstances, up to 19.9 percent of the outstanding shares of First Fidelity common stock at a per share exercise price equal to $59.00, and First Union granted an option to First Fidelity to purchase, under certain circumstances, up to 19.9 percent of the outstanding shares of First Union common stock at a per share exercise price equal to $45.875.

Also in connection with the execution of the First Fidelity merger agreement, Banco Santander, S.A., the owner of approximately 30 percent of the outstanding shares of First Fidelity common stock, agreed, among other things, to vote the First Fidelity shares held by it in favor of the First Fidelity merger agreement. Following consummation of the First Fidelity merger, Banco Santander is expected to own approximately 11 percent of the outstanding shares of First Union common stock.

The First Fidelity merger will be accounted for as a pooling of interests. Consummation is expected by January 1, 1996, subject to certain conditions of closing.

Based on the $47.625 closing price of First Union common stock on the New York Stock Exchange on June 16, 1995 (the last business before public announcement of the merger), the transaction value would be approximately $5.4 billion and would represent a purchase price of $64.29 for each share of First Fidelity common stock.

Before consummation of the First Fidelity merger, First Fidelity and First Union may purchase up to 5.5 million shares of First Fidelity common stock or 7.4 million shares of

First Union common stock, or some combination of the two. Approximately 105 million shares of First Union common stock are expected to be issued in the First Fidelity merger (including outstanding First Fidelity employee stock options and convertible preferred stock, and net of the expected purchase of First Fidelity and First Union common stock referred to above). The Stockholders' Equity section includes further information about the purchase of First Union common stock. In addition, it is currently expected that after-tax restructuring charges of $270 million will be taken in the appropriate period based on the consummation date of the First Fidelity merger.

Following consummation of the First Fidelity merger, the current chairman and chief executive officer of First Fidelity, Anthony P. Terracciano, will join Edward E. Crutchfield and John R. Georgius in an "Office of the Chairman" of First Union. Mr. Crutchfield will continue to serve as chairman and chief executive officer, Mr. Georgius will serve as vice chairman and Mr. Terracciano will serve as president of First Union. Additionally, six First Fidelity directors, including Mr. Terracciano and a representative of Banco Santander, will join the First Union Corporation Board of Directors.

Additional historical, pro forma and other information relating to the First Fidelity merger is available in First Union's Form 8-K documents dated June 19, 1995, June 20, 1995, June 21, 1995, June 30, 1995, and August 30, 1995, which have been filed with the Securities and Exchange Commission.

During the first nine months of 1995, we completed the purchase accounting acquisitions of First Florida Savings Bank, FSB; Florida-based Coral Gables Fedcorp, Inc., parent of Coral Gables Federal Savings & Loan Association; Ameribanc Investors Group, parent of Ameribanc Savings Bank, FSB, in Virginia; American Savings of Florida, FSB, and Home Federal Savings Bank of Rome, Ga., which had combined assets of $6.7 billion, net loans of $4.8 billion and deposits of $5.3 billion.

We have since completed the purchase accounting acquisitions of United Financial Corporation of South Carolina, Inc. on October 5, 1995, and of Virginia-based Columbia First Bank, FSB, on November 3, 1995. We expect to complete the purchase accounting acquisitions of RS Financial Corp., parent company of Raleigh Federal Savings Bank, and Brentwood National Bank, based in the Nashville suburb of Brentwood, Tenn., during the first quarter of 1996. At September 30, 1995, these four completed or pending acquisitions had combined assets, net loans and deposits of $4.3 billion, $3.4 billion and $2.7 billion, respectively.

We continue to be alert to opportunities to enhance stockholder value through acquisitions. We are continually evaluating acquisition opportunities, and teams of experienced bankers from all areas of the corporation frequently conduct due diligence activities in connection with possible acquisitions.

As a result, acquisition discussions and in some cases negotiations frequently take place, and future acquisitions involving cash, debt or equity securities may be expected. Acquisitions typically involve the payment of a premium over book and market values. Some dilution of First Union's book value and temporary dilution of net income per common share may occur in connection with some future acquisitions.

The Accounting and Regulatory Matters section provides information about various other legislative, accounting and regulatory matters that have recently been adopted or proposed.

Net Interest Income
--------------------------------------------------------------------------------

Tax-equivalent net interest income increased 7 percent compared with the first nine months of 1994, to $2.5 billion in the first nine months of 1995. Tax-equivalent net interest income increased 8 percent from the third quarter of 1994 and 3 percent from the second quarter of 1995, to $860 million in the third quarter of 1995. The increase in the first nine months of 1995 reflected strong loan growth, the repricing of variable rate assets and reduced premium amortization for the purchase of options contracts to hedge against rising interest rates, in addition to the purchase acquisitions.

Nonperforming loans reduce interest income because the contribution from these loans is eliminated or sharply reduced. In the first nine months of 1995, $43 million in gross interest income would have been recorded if all nonaccrual and restructured loans had been current in accordance with their original terms and had been outstanding throughout the period, or since origination if held for part of the period. The amount of interest income related to these assets and included in income in the first nine months of 1995 was $11 million.

Net Interest Margin
The net interest margin, which is the difference between the tax-equivalent yield on earning assets and the rate paid on funds to support those assets, was
4.52 percent in the first nine months of 1995, compared with 4.80 percent in the same period a year ago. The margin was 4.37 percent in the third quarter of 1995, compared with 4.62 percent in the second quarter of 1995 and 4.84 percent in the third quarter of 1994.

The margin decline during the first nine months of 1995 was primarily related to the addition of acquired banks and thrifts with lower margins; the addition of short-term securities; and the competitiveness of loan pricing. We also anticipate a further contraction in the margin in future quarters as a result of the credit card securitization, the impact of acquisitions and the generation of lower-spread assets related to capital markets activities. We expect the margin to benefit from the repricing of adjustable rate mortgages and run-off in off-balance sheet positions that have had a negative impact on the margin. It should be noted that the margin is not our primary management focus or goal. Our goal is to continue increasing net interest income, which has increased for 24 consecutive quarters.

The average rate earned on earning assets was 8.58 percent in the first nine months of 1995, compared with 7.80 percent in the first nine months of 1994. The average rate paid on interest-bearing liabilities was 4.67 percent in the first nine months of 1995 and 3.53 percent in the first nine months of 1994.

We use securities and off-balance sheet transactions to manage interest rate sensitivity. More information on these transactions is included in the Interest Rate Risk Management section.

Noninterest Income
--------------------------------------------------------------------------------

Noninterest income grew 17 percent during the first nine months of 1995 compared with the same period of 1994, in virtually all categories. Fee income from capital markets activities, including loan syndications and asset securitizations, increased. Additionally, capital management income, including mutual funds, personal and corporate trust and brokerage services, increased 27 percent. The First Union-advised Evergreen Funds have grown to more than $10 billion in assets under management. Service charges on deposits grew 7 percent. Mortgage banking income increased largely as a result of the purchase acquisitions, increased originations and servicing.

Trading Activities
Trading activities are undertaken to satisfy customers' risk management and investment needs and for the corporation's own account. All trading activities are conducted within risk limits established by the corporation's Funds Management Committee, and all trading positions are marked to market daily.

Trading activities include fixed income securities, money market instruments, foreign exchange, options, futures, forward rate agreements and swaps. With the Federal Reserve's approval of expanded powers for First Union Capital Markets Corp., our activities also include the trading and underwriting of corporate debt securities.

At September 30, 1995, trading account assets were $1.3 billion, compared with $1.2 billion at year-end 1994.

Noninterest Expense
--------------------------------------------------------------------------------

Noninterest expense increased in the first nine months of 1995 compared with the first nine months of 1994, largely reflecting growth in personnel, advertising and other expenses related to card products, capital management, capital markets and other initiatives undertaken to improve prospects for revenue growth, as well as expenses related to acquisitions. Increases in other intangible assets from $1.1 billion at September 30, 1994, to $1.5 billion at September 30, 1995, and the related increase in amortization expense, also contributed to the increase in noninterest expense. A reduction in the FDIC insurance premium was largely offset by discretionary investments in areas such as the company's retail delivery system. Costs related to environmental matters were not material.

More information on the reduced FDIC insurance premium is included in the Accounting and Regulatory Matters section.

Securities Available For Sale
-------------------------------------------------------------------------------

Securities available for sale are used as a part of the corporation's interest rate risk management strategy and may be sold in response to changes in interest rates, changes in prepayment risk, liquidity needs, the need to increase regulatory capital ratios and other factors. During the first half of 1995, we allowed some securities to mature without reinvestment in order to fund loan growth and to avoid additional exposure to interest rate movements. In the succeeding three months, we took advantage of market conditions to add $4.5 billion of securities to the available for sale portfolio, which will enhance earnings and reduce the exposure to falling interest rates indicated by our forecast for 1996. We purchased $1.2 billion of these securities for settlement during the fourth quarter of 1995.

At September 30, 1995, we had securities available for sale with a market value of $9.3 billion, compared with a market value of $7.8 billion at year-end 1994. The market value of securities available for sale was $7 million above amortized cost at the end of the third quarter of 1995. Despite the unrealized gain, an $11 million after-tax unrealized loss was recorded as a reduction of stockholders' equity at September 30, 1995, as a result of a transfer loss recorded when securities were moved to investment securities in 1994. Table 7 provides information related to unrealized gains and losses and to realized gains and losses on these securities.

The average rate earned on securities available for sale in the first nine months of 1995 was 6.40 percent, compared with 5.40 percent in the first nine months of 1994. The average maturity of the portfolio was 3.28 years at September 30, 1995.

Investment Securities
-----------------------------------------------------------------------------

First Union's investment securities amounted to $3.6 billion at September 30, 1995, compared with $3.7 billion at year-end 1994. As part of our strategy to reduce exposure to falling interest rates, we also added $1.2 billion to the investment securities portfolio during the third quarter of 1995, $947 million of which was purchased for settlement in December 1995.

The average rate earned on investment securities in the first nine months of 1995 was 8.75 percent, compared with 9.07 percent in the first nine months of 1994. The average maturity of the portfolio was 4.84 years at September 30, 1995.

Table 8 provides information related to unrealized gains and losses and to realized gains and losses on these securities.

Loans
--------------------------------------------------------------------------------

Our lending strategy stresses quality growth, diversified by product, geography and industry. A common credit underwriting structure is in place throughout the company, and a special real estate credit group reviews large commercial real estate loans before approval. Consistent with our long-time standard, we generally look for two repayment sources for commercial real estate loans: cash flows from the project and other resources of the borrower.

Our commercial lenders focus principally on middle-market companies. A majority of our commercial loans are for less than $10 million.

Our consumer lenders emphasize credit judgments that focus on a customer's debt obligations, ability and willingness to repay, and general economic trends.

Net loans at September 30, 1995, were $61.8 billion, compared with $54.0 billion at year-end 1994. Of this increase, $4.8 billion was related to the purchase acquisitions that closed in the first nine months of 1995, with the rest coming from strong loan growth in all of our banking states and in virtually all loan categories. Consumer loan growth led the increase, primarily in direct lending and in second mortgages. Net loans were decreased at period-end by a $2.0 billion securitization of credit card receivables on September 29, 1995.

The loan portfolio at September 30, 1995, was composed of 46 percent in commercial loans and 54 percent in consumer loans. The portfolio mix did not change significantly from year-end 1994.

At September 30, 1995, unused loan commitments related to commercial and consumer loans were $17.3 billion and $12.3 billion, respectively. Commercial and standby letters of credit were $2.4 billion.

At September 30, 1995, loan participations sold to other lenders amounted to $1.0 billion and were recorded as a reduction of gross loans.

The average rate earned on loans in the first nine months of 1995 was 9.05 percent, compared with 8.48 percent in the first nine months of 1994. The average prime rate in the first nine months of 1995 was 8.86 percent, compared with 6.81 percent in the first nine months of 1994. Factors affecting rates between the first nine months of 1994 and the first nine months of 1995 included rapid increases in the prime rate throughout 1994; an increased portion of the loan portfolio tied to rate indices other than the prime rate; a larger portfolio of fixed and adjustable rate mortgages; and a rapidly growing credit card portfolio, which reflected recent solicitations with introductory rates that will reprice throughout 1995.

The Asset Quality section provides information about geographic exposure in the loan portfolio.

Commercial Real Estate Loans
Commercial real estate loans amounted to 13 percent of the total portfolio at September 30, 1995, and at December 31, 1994. This portfolio included commercial real estate mortgage loans of $5.8 billion at September 30, 1995, and $5.4 billion at December 31, 1994.

ASSET QUALITY
--------------------------------------------------------------------------------


Nonperforming Assets
At September 30, 1995, nonperforming assets were $562 million, or .91 percent of net loans and foreclosed properties, compared with $569 million, or .95 percent, at June 30, 1995, and $558 million, or 1.03 percent, at December 31, 1994.

Segregated assets, which are not included in nonperforming assets and which relate to the acquisition of Southeast Banks in 1991, were $176 million at September 30, 1995, or $157 million net of a $19 million allowance for losses on segregated assets. This compared with $187 million, or $165 million net of a $22 million allowance, at December 31, 1994. Under a loss-sharing arrangement, the FDIC reimburses First Union for 85 percent of any losses associated with the acquired Southeast Banks commercial and consumer loan portfolio, except revolving consumer credit, for which reimbursement declines five percent per year to 65 percent by 1996. Segregated assets are included in other assets.

Loans or properties of less than $5 million each made up 81 percent, or $456 million, of nonperforming assets at September 30, 1995. Of the rest:

(Bullet) Five loans or properties between $5 million and $10 million each accounted for $35 million; and
(Bullet) Three loans or properties over $10 million each accounted for $71 million.

Sixty-three percent of nonperforming assets were collateralized by real estate at September 30, 1995, compared with 72 percent at year-end 1994.

 Past Due Loans
In addition to these nonperforming assets, at September 30, 1995, accruing loans 90 days past due were $118 million, compared with $118 million at June 30, 1995, and $140 million at December 31, 1994. Of these, $13 million were related to commercial and commercial real estate loans, compared with $27 million at December 31, 1994.

Net Charge-offs
Annualized net charge-offs as a percentage of average net loans were .36 percent in the first nine months of 1995, compared with .31 percent in the first nine months of 1994. Annualized net charge-offs were .32 percent in the third quarter of 1995, .44 percent in the second quarter of 1995 and .38 percent in the third quarter of 1994. As our credit card portfolios have matured, annualized net charge-offs have increased. In the fourth quarter of 1995, we expect an increase in the dollar level of charge-offs.

Table 10 provides information on net charge-offs by category.

Provision And Allowance For Loan Losses
The loan loss provision was $126 million in the first nine months of 1995, compared with $75 million in the first nine months of 1994. The provision was $49 million in the third quarter of 1995, compared with $25 million in the third quarter of 1994. The increase in the loan loss provision was based primarily on current economic conditions, on the maturity and level of nonperforming assets, and on projected levels of charge-offs, particularly in relation to the credit card portfolio.

We establish reserves based upon various other factors, including the results of quantitative analyses of the quality of commercial loans and commercial real estate loans. Reserves for commercial and commercial real estate loans are based principally on loan grades, historical loss rates, borrowers' creditworthiness, underlying cash flows from the project and from borrowers, and analysis of other less quantifiable factors that might influence the portfolio. Reserves for consumer loans are based principally on delinquencies and historical loss rates. We analyze all loans in excess of $1 million that are being monitored as potential credit problems to determine whether supplemental, specific reserves are necessary.

Since December 31, 1994, the loan loss allowance in dollar amount and as a percentage of net loans, nonaccrual and restructured loans, and nonperforming assets has declined, as indicated in Table 10.

At September 30, 1995, impaired loans, which are included in nonaccrual loans, amounted to $302 million, compared with $342 million at June 30, 1995. Included in the allowance for loan losses is $33 million related to $234 million of impaired loans at September 30, 1995. The rest of the impaired loans are recorded at or below fair value. The Accounting and Regulatory Matters section provides further information about impaired loans.

Geographic Exposure
The loan portfolio in the South Atlantic region of the United States is spread primarily across 61 metropolitan statistical areas with diverse economies. Washington, D.C.; Charlotte, North Carolina; Atlanta, Georgia; and Miami, Jacksonville, West Palm Beach and Tampa, Florida, are our largest markets, but no individual metropolitan market contains more than 8 percent of the commercial loan portfolio.

Substantially all of the $8.0 billion commercial real estate portfolio at September 30, 1995, was located in our banking region.

LIQUIDITY AND FUNDING SOURCES
-----------------------------------------------------------------------------


Liquidity planning and management are necessary to ensure we maintain the ability to fund operations cost-effectively and to meet current and future obligations. In this process, we focus on both assets and liabilities and the manner in which they combine to provide adequate liquidity to meet the corporation's needs.

Funding sources primarily include customer-based core deposits but also include purchased funds and cash flows from operations. First Union is one of the nation's largest core deposit-funded banking institutions. Our large consumer deposit base, which is spread across the economically strong South Atlantic region, creates considerable funding diversity and stability. Further, our acquisitions of bank and thrift deposits have enhanced liquidity.

Asset liquidity is maintained through maturity management and our ability to liquidate assets, primarily assets held for sale. Another significant source of asset liquidity is the potential to securitize assets such as credit card receivables and auto, home equity and mortgage loans. The securitization and sale of $2.0 billion in credit card receivables at the end of the third quarter of 1995 had a significant positive effect on our liquidity position. Other off-balance sheet sources of liquidity exist as well, such as a mortgage servicing portfolio for which the estimated fair value exceeded book value by $203 million at September 30, 1995.

Cash Flows
Net cash provided from operations primarily results from net income adjusted for the following noncash accounting items: the provisions for loan losses and foreclosed properties; and depreciation and amortization. These items amounted to $425 million in the first nine months of 1995, compared with $312 million in the first nine months of 1994. This cash was available during the first nine months of 1995 to increase earning assets and to reduce borrowings by $173 million, and to pay dividends of $252 million.

Core Deposits
Core deposits were $56.5 billion at September 30, 1995, compared with $53.2 billion at December 31, 1994. Core deposits include savings, negotiable order of withdrawal (NOW), money market and noninterest-bearing accounts, and other consumer time deposits.

In the first nine months of 1995 and 1994, average noninterest-bearing deposits were 19 percent and 20 percent, respectively, of average core deposits. The Net Interest Income Summaries provide additional information about average core deposits.

The portion of core deposits in higher-rate, other consumer time deposits was 39 percent at September 30, 1995, and 35 percent at year-end 1994. Other consumer time and other noncore deposits usually pay higher rates than savings and transaction accounts, but they generally are not available for immediate withdrawal and are less expensive to process.

Average core deposit balances in the first nine months of 1995 increased $4.1 billion from the first nine months of 1994. Average balances in savings and NOW, other consumer time deposits and noninterest-bearing deposits were higher when compared with the previous year, while money market deposits were lower. Deposits were primarily affected by the purchase acquisitions and can also be affected by branch closings or consolidations, seasonal factors and the rates being offered for deposits compared to other investment opportunities.

Purchased Funds
Purchased funds at September 30, 1995, were $14.9 billion, compared with $13.3 billion at year-end 1994. Purchased funds are acquired primarily through (I) our large branch network, consisting principally of $100,000 and over certificates of deposit, public funds and treasury deposits, and (ii) national market sources, consisting of relatively short-term funding sources such as federal funds, securities sold under repurchase agreements, eurodollar time deposits, short-term bank notes and commercial paper, and longer-term funding sources such as term bank notes, Federal Home Loan Bank borrowings and corporate notes. During the third quarter of 1995, we began utilizing a $10 billion shelf as part of our ongoing bank note program, which we may continue to use for future funding needs.

Average purchased funds in the first nine months of 1995 were $16.0 billion, an increase of 32 percent from $12.2 billion in the first nine months of 1994. The increase was used primarily to fund loan growth.

Long-Term Debt
--------------------------------------------------------------------------------

Long-term debt was 106 percent of total stockholders' equity at September 30, 1995, compared with 64 percent at December 31, 1994.

The increase in long-term debt since year-end 1994 was primarily related to the issuance of $1.3 billion of bank notes with varying rates and terms that mature by 1997. Additionally, in the first nine months of 1995, we issued $250 million of 10-year, 67/8 percent subordinated notes; $250 million of 10-year, 7.05 percent subordinated notes and $300 million of three-year floating rate notes, both of which are not redeemable prior to maturity, and $250 million of 40-year, 7 1/2 percent subordinated debentures, which can be redeemed in whole or in part at the option of the holders in 2005. On October 18, 1995, we issued $250 million of 40-year, 6.55 percent subordinated debentures, which can be redeemed in whole or in part at the option of the holders in 2005. Proceeds from these debt issues have been used for general corporate purposes.

Under a shelf registration statement filed with the Securities and Exchange Commission, we currently have available for issuance $1.5 billion of senior or subordinated debt securities. The sale of any additional debt securities will depend on future market conditions, funding needs and other factors.

Debt Obligations
We have a $350 million, committed back-up line of credit that expires in December 1998. This credit facility contains financial covenants that require First Union to maintain a minimum level of tangible net worth, restrict double leverage ratios and require capital levels at subsidiary banks to meet regulatory standards. First Union is currently in compliance with these requirements and has not used this line of credit.

During the fourth quarter of 1995, $8 million of long-term debt will mature. Maturing in 1996 is $1.7 billion, which includes bank notes of $1.1 billion.

Stockholders' Equity
------------------------------------------------------------------------------

At September 30, 1995, common stockholders' equity was $5.69 billion, compared with $5.40 billion at December 31, 1994. Since year-end 1994, we have paid $743 million for the repurchase of 15.9 million shares of First Union common stock related to the acquisitions of American Savings, United Financial and Columbia First, and the pending acquisitions of RS Financial, Brentwood and First Fidelity. These shares have been retired. We also have purchased 2.9 million shares of First Fidelity common stock for $181 million and 250,000 shares of First Fidelity convertible preferred stock for $12 million in connection with the pending First Fidelity acquisition. In April 1995, the board of directors renewed its authorization for the purchase from time to time of up to 15 million shares of First Union common stock. As of September 30, 1995, 5.1 million shares remained available for purchase pursuant to such authorization, in addition to the remainder of up to 7.4 million shares in connection with the First Fidelity acquisition, or up to 5.5 million shares of First Fidelity common stock, or some combination thereof.

We paid $252 million in dividends to preferred and common stockholders in the first nine months of 1995. At September 30, 1995, stockholders' equity reflected an $11 million unrealized after-tax loss related to debt and equity securities. The Securities Available for Sale section provides additional information about debt and equity securities.

Subsidiary Dividends
Our banking subsidiaries are the largest source of parent company dividends. Capital requirements established by regulators limit dividends that these and certain other of our subsidiaries can pay. The Office of the Comptroller of the Currency (OCC) generally limits a national bank's dividends in two principal ways: first, dividends cannot exceed the bank's undivided profits, less statutory bad debt in excess of a bank's allowance for loan losses; and second, in any year dividends may not exceed a bank's net profits for that year, plus its retained earnings from the preceding two years, less any required transfers to surplus.

Under these and other limitations, our subsidiaries had $483 million available for dividends at September 30, 1995. Our subsidiaries paid $439 million in dividends to the corporation in the first nine months of 1995.

Risk-Based Capital
The minimum requirement for the ratio of total capital to risk-weighted assets (including certain off-balance-sheet financial instruments, such as standby letters of credit and interest rate swaps) is currently 8 percent. At least half of the total capital is to be composed of common equity, retained earnings and a limited amount of qualifying preferred stock, less certain intangible assets (tier 1 capital). The rest may consist of a limited amount of subordinated debt, nonqualifying preferred stock and a limited amount of the loan loss allowance (together with tier 1 capital, total capital).

At September 30, 1995, the corporation's tier 1 and total capital ratios were
6.35 percent and 10.74 percent, respectively, compared with 8.84 percent and
14.20 percent at September 30, 1994. These ratios have declined primarily as a result of the common stock repurchase program, the preferred stock redemption, and the increase in total assets and intangible assets.

In addition, the Federal Reserve Board has established minimum leverage ratio requirements for bank holding companies. These requirements provide for a minimum leverage ratio of tier 1 capital to adjusted average quarterly assets equal to 3 percent for bank holding companies that meet specified criteria, including having the highest regulatory rating. All other bank holding companies will generally be required to maintain a leverage ratio of at least 4 to 5 percent. The corporation's leverage ratio at September 30, 1995, was 5.10 percent.

The requirements also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. The Federal Reserve Board also has indicated it will continue to consider a tangible tier 1 leverage ratio (deducting all intangibles) in evaluating proposals for expansion or new activity. The Federal Reserve Board has not advised us of any specific minimum leverage ratio applicable to us.

Each subsidiary bank is subject to similar capital requirements adopted by the OCC. Each subsidiary bank listed in Table 17 had a leverage ratio in excess of
5.55 percent
at September 30, 1995. None of our subsidiary banks has been advised of any specific minimum capital ratios applicable to it.

The regulatory agencies also have adopted regulations establishing capital tiers for banks. Banks in the highest capital tier, or "well capitalized," must have a leverage ratio of 5 percent, a tier 1 capital ratio of 6 percent and a total capital ratio of 10 percent.

At September 30, 1995, the deposit-taking subsidiary banks listed in Table 17 met the capital and leverage ratio requirements for "well capitalized" banks. We expect to maintain these ratios at the required levels by the retention of earnings and, if necessary, the issuance of additional capital. First Union Home Equity Bank, N.A., is not a deposit-taking bank.

Failure to meet certain capital ratio or leverage ratio requirements could subject a bank to a variety of enforcement remedies, including termination of deposit insurance by the FDIC.

The Accounting and Regulatory Matters section provides more information about proposed changes in risk-based capital standards.

INTEREST RATE RISK MANAGEMENT
-------------------------------------------------------------------------------


Managing interest rate risk is fundamental to banking. Banking institutions manage the inherently different maturity and repricing characteristics of the lending and deposit-taking lines of business to achieve a desired interest rate sensitivity position and to limit exposure to interest rate risk. The inherent maturity and repricing characteristics of our lending and deposit activities create a naturally asset-sensitive structure. By using a combination of on- and off-balance sheet financial instruments, we manage the sensitivity of earnings to changes in interest rates within our established policy guidelines.

The Financial Management Committee of the corporation's board of directors reviews overall interest rate risk management activity. The corporation's Funds Management Committee, which includes the corporation's chief executive officer and president, and senior executives from our Capital Markets Group, credit and finance areas, oversees the interest rate risk management process and approves policy guidelines. Balance sheet management personnel monitor the day-to-day exposure to changes in interest rates in response to loan and deposit flows and make adjustments within established policy guidelines.

We measure interest rate sensitivity by estimating the amount of earnings per share at risk based on the modeling of future changes in interest rates. Our model captures all assets and liabilities and off-balance sheet financial instruments, and combines various assumptions affecting rate sensitivity and changes in balance sheet mix into an earnings outlook that incorporates our view of the interest rate environment most likely over the next 24 months. Balance sheet management and finance personnel review and update continuously the underlying assumptions included in the earnings simulation model. The results of the model are reviewed by the Funds Management Committee. The model is updated at least monthly and more often as appropriate.

Our interest rate sensitivity analysis is based on multiple interest rate scenarios, projected changes in growth in balance sheet categories and other assumptions.

Changes in management's outlook related to interest rates and their effect on our balance sheet mix of assets and liabilities and other market factors may cause actual results to differ from our current simulated outlook.

We believe our earnings simulation model is a more relevant depiction of interest rate risk than traditional gap tables because it captures multiple effects excluded in less sophisticated presentations, and it includes significant variables that we identify as being affected by interest rates. For example, our model captures rate of change differentials, such as federal funds rates versus savings account rates; maturity effects, such as calls on securities; and rate barrier effects, such as caps and floors on loans. It also captures changing balance sheet levels, such as commercial and consumer loans, both floating and fixed rate, noninterest-bearing deposits and investment securities. In addition, it considers leads and lags that occur in long-term rates as short-term rates move away from current levels; the elasticity in the repricing characteristics of savings and money market deposits; and the effects of prepayment volatility on various fixed rate assets such as residential mortgages, mortgage-backed securities and consumer loans. These and certain other effects are evaluated in developing the scenarios from which sensitivity of earnings to changes in interest rates is determined.

We use three standard scenarios in analyzing interest rate sensitivity for policy measurement. The base-line scenario is our estimated most likely path for future short-term interest rates over the next 24 months. The "high rate" and "low rate" scenarios assume 100 basis point shifts from the base-line scenario in the federal funds rate by the fourth succeeding month and that rates remain 100 basis points higher or lower through the rest of the 24-month period. Our estimate in October 1995 of the most likely path for future short-term interest rates was that the federal funds rate would decline to 5.25 percent by June 1996 and will remain at that level through September 1997.

We determine interest rate sensitivity by the change in earnings per share between the three scenarios over a 12-month policy measurement period. The earnings per share as calculated by the earnings simulation model under the base-line scenario becomes the standard. The measurement of interest rate sensitivity is the percentage change in earnings per share calculated by the model under high rate versus base-line and under low rate versus base-line. The policy measurement period begins with the fourth month forward and ends with the 15th month (i.e., the 12-month period).

Our policy limit for the maximum negative impact on earnings per share resulting from either the high rate or low rate scenario is 5 percent. Based on the October 1995 outlook, if interest rates were to decline to follow the low rate scenario, which means a full 100 basis point decrease under the base-line, then earnings during the policy measurement period would be negatively affected by
2.1 percent. Our model indicates that earnings would also be immaterially affected in our high rate scenario. During the third quarter of 1995, we implemented a strategy to add approximately $7 billion of fixed-rate portfolio securities and off-balance sheet positions, which significantly reduced our forecasted asset sensitivity in 1996.


In addition to the three standard scenarios used to analyze rate sensitivity over the policy measurement period, we also analyze the potential impact of other interest rate scenarios on corporate earnings in managing and monitoring our interest rate sensitivity. These alternate scenarios may include interest rate paths both higher, lower and more volatile than those used for policy measurement.

While our interest rate sensitivity modeling assumes that management takes no action, we regularly assess the viability of strategies to reduce unacceptable risks to earnings resulting not only from the standard scenarios over which policy period sensitivity is measured, but also from alternate scenarios.

We regularly analyze strategies to mitigate the negative effect on earnings of adverse changes in interest rates beyond the rate changes set forth by our policy measurement criteria. As new monthly forecast results become available, management will continue to formulate strategies to protect earnings from the potential negative effects of changing assumptions and interest rates.

Off-Balance Sheet Derivatives For Interest Rate Risk Management
As part of our overall interest rate risk management strategy, for many years we have used off-balance sheet derivatives as a cost- and capital-efficient way to modify the repricing or maturity characteristics of on-balance sheet assets and liabilities. Our off-balance sheet derivative transactions used for interest rate sensitivity management include interest rate swaps, futures and options with indices that relate to the pricing of specific core assets and liabilities of the corporation. We believe we have appropriately controlled the risk so that the derivatives used for rate sensitivity management will not have any significant unintended effect on corporate earnings.

As a result of interest rate fluctuations, off-balance sheet transactions (and securities) will from time to time develop unrealized appreciation or depreciation in market values when compared with their cost. The impact on net interest income attributable to off-balance sheet transactions, all of which are linked to specific assets and liabilities as part of our overall interest rate risk management strategy, will generally be offset by net interest income of on-balance sheet assets and liabilities.

Our asset sensitivity arises naturally, primarily because the repricing characteristics of our large core deposit base have a positive effect on net interest income in a rising rate environment and a negative effect on net interest income in a declining or low-rate environment. Conversely, our fixed-rate securities and off-balance sheet instruments have the opposite effect when rates go up or down. We mitigate our natural asset sensitivity by holding fixed-rate debt instruments in the available-for-sale securities portfolio or by holding off-balance sheet "asset proxies." These asset proxies consist of interest rate swaps that convert floating rate assets (primarily variable rate loans) to fixed rate assets. The unrealized appreciation and depreciation of these asset proxies generally offset the appreciation and depreciation of core deposits. The combination of securities and interest rate swaps enables us to achieve a desired level of interest rate sensitivity.

Another common application of off-balance sheet instruments is the use of interest rate swaps to convert fixed rate debt into floating rate debt. This is accomplished by entering into interest rate swap contracts to receive a fixed rate of interest to the contractual maturity of the debt issued and to pay a variable rate, usually six-month LIBOR. These "liability swaps," all of which are linked to specific debt issuances, leave rate sensitivity unchanged, whereas the fixed-rate debt issuance alone would have increased asset sensitivity or reduced liability sensitivity. The combination of the liability swaps and debt produces the desired LIBOR-based floating rate funding regardless of changes in overall rates.

Our overall goal is to manage the corporation's rate sensitivity in ways that the earnings momentum is not adversely affected materially whether rates go up or down.

The important consideration is not the shifting of unrealized appreciation or depreciation between and among on- and off-balance sheet instruments, but the prudent management of interest rate sensitivity so that corporate earnings are not at risk as interest rates move up or down.

The fair value appreciation of off-balance sheet derivative financial instruments used to manage our interest rate sensitivity was $118 million at September 30, 1995, compared with fair value depreciation of $422 million at December 31, 1994.

The carrying amount of financial instruments used for interest rate risk management includes amounts for deferred gains and losses related to terminated positions. The amount of deferred gains and losses from off-balance sheet instruments used to manage interest rate risk was $11 million and $18 million, respectively, as of September 30, 1995. These net losses will reduce net interest income by $6 million in the fourth quarter of 1995 and $1 million in 1996. The increased contribution to net interest income in a higher interest rate environment from on-balance sheet assets and liabilities is expected to substantially offset the potential reduced contribution to net interest income reflected by the decline in market value of off-balance sheet derivative financial instruments.

Although off-balance sheet derivative financial instruments do not expose the corporation to credit risk equal to the notional amount, we are exposed to credit risk equal to the extent of the fair value gain in an off-balance sheet derivative financial instrument if the counterparty fails to perform. We minimize the credit risk in these instruments by dealing only with high quality counterparties. Each transaction is specifically approved for applicable credit exposure.

In addition, our policy is to require all swaps and options be governed by an International Swaps and Derivatives Association Master Agreement. Bilateral collateral arrangements are in place for substantially all dealer counterparties.

Collateral for dealer transactions and derivatives used in our trading activities is delivered by either party when the credit risk associated with a particular transaction, or group of transactions to the extent netting exists, exceeds acceptable thresholds of credit risk. Thresholds are determined based on the strength of the individual counterparty and are bilateral. As of September 30, 1995, the total credit risk in excess of thresholds was $146 million. The fair value of collateral held was 100 percent of the total credit risk in excess of thresholds. For nondealer transactions, the need for collateral is evaluated on an individual transaction basis and is primarily dependent on the financial strength of the counterparty.

ACCOUNTING AND REGULATORY MATTERS
------------------------------------------------------------------------------


The Financial Accounting Standards Board (FASB) has issued Standard No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that all creditors value all specifically reviewed loans for which it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement at the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate. This Standard is required for fiscal years beginning after December 15, 1994. The FASB also has issued Standard No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures," that amends FASB Standard No. 114 to allow a creditor to use existing methods for recognizing interest income on an impaired loan and by requiring additional disclosures about how a creditor recognizes interest income related to impaired loans. This Standard is to be implemented concurrently with Standard No. 114. On January 1, 1995, we adopted the provisions of Standards No. 114 and 118. The adoption of the Standards required no increase to the allowance for loan losses and had no impact on net income in the first nine months of 1995. The impact to historical and current amounts related to in-substance foreclosures was not material, and accordingly, historical amounts will not be restated. The Asset Quality section includes information about impaired loans.

The FASB has also issued FASB Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts," which defines right of set-off and sets forth the conditions under which that right may be applied. Specific guidance with respect to certain financial instruments such as forward, interest rate swap, currency swap, option and other conditional or exchange contracts and clarification of the circumstances in which it is appropriate to offset amounts recognized for those contracts in the statement of financial position is also included in this Interpretation. In addition, it permits offsetting of fair value amounts recognized for multiple forward, swap, option and other conditional or exchange contracts executed with the same counterparty under a master netting arrangement. This Interpretation is effective for financial statements issued for periods beginning after December 15, 1993. The FASB has also issued FASB Interpretation No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements," which modifies FASB Interpretation No. 39 to permit offsetting in the statement of financial position of payables and receivables that represent repurchase agreements and reverse repurchase agreements, respectively, which have the same settlement date, are executed with the same counterparty in accordance with a master netting arrangement, involve securities that exist in "book entry" form, and settle on securities transfer systems that have the same key operating characteristics as the Federal Securities Transfer System. This Interpretation is effective for financial statements issued for periods ending after December 31, 1994. The effect of the corporation's adoption of the provisions of these Interpretations has been immaterial.

The FASB also has issued Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An estimate of the future cash flows expected to result from the use of the asset and its eventual disposition should be performed during a review for recoverability. An impairment loss (based on the fair value of the asset) is recognized if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset. Additionally, Standard No. 121 requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell, except for certain assets. These assets will continue to be reported at the lower of carrying amount or net realizable value. The periodic effect on net income, if any, has not been determined. This Standard is required for fiscal years beginning after December 15, 1995.

The FASB also has issued Standard No. 122, "Accounting for Certain Mortgage Banking Activities," which requires that a mortgage banking enterprise recognize as separate assets the rights to service mortgage loans for others, however those servicing rights are acquired. A mortgage banking enterprise that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells or securitizes those loans with servicing rights retained should allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values if it is practicable to estimate those fair values. If it is not practicable to estimate the fair values of the mortgage servicing rights and the mortgage loans (without the mortgage servicing rights), the entire cost of purchasing or originating the loans should be allocated only to the mortgage loans without the mortgage servicing rights. Additionally, this Standard requires that a mortgage banking enterprise periodically assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. The corporation adopted this Standard on a prospective basis only, beginning on July 1, 1995, and the effect on net income has not been material to the results of operations.

The FASB has also issued Standard No. 123, "Accounting for Stock-Based Compensation," which requires that the fair value of employee stock-based compensation plans be recorded as a component of compensation expense in the statement of income as of the date of grant of awards related to such plans or that the impact of such fair value on net income and earnings per share be disclosed on a pro forma basis in a footnote to financial statements for awards granted after December 15, 1994 if the accounting for such awards continues to be in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). The corporation will continue such accounting under the provisions of APB 25. This Standard is required for fiscal years beginning after December 15, 1995.


The Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), among other provisions, imposes liability on a bank insured by the FDIC for certain obligations to the FDIC incurred in connection with other insured banks under common control.

The Federal Deposit Insurance Corporation Improvement Act, among other things, requires a revision of risk-based capital standards. The new standards are required to incorporate interest rate risk, concentration of credit risk and the risks of nontraditional activities and to reflect the actual performance and expected risk of loss of multifamily mortgages. The Risk-Based Capital section provides information on risk assessment classifications.

On August 8, 1995, the FDIC amended its regulations on insurance assessments to establish a new assessment rate schedule of 4 to 31 cents per $100.00 of deposits in replacement of the existing schedule of 23 to 31 cents per $100.00 of deposits for institutions whose deposits are subject to assessment by the Bank Insurance Fund (BIF). The FDIC has maintained the current assessment rate schedule of 23 to 31 cents per $100.00 of deposits for institutions whose deposits are subject to assessment by the Savings Association Insurance Fund
(SAIF). The new BIF schedule became effective on June 1, 1995. Assessments collected at the previous assessment schedule that exceeded the amount due under the new schedule were refunded, with interest, from the effective date of the new schedule. As a result, First Union received a $26 million refund, including interest, in the third quarter of 1995. As of June 30, 1995, First Union had a BIF deposit assessment base of $40.9 billion and a SAIF deposit assessment base of $16.4 billion. Various legislative proposals regarding the future of the BIF and the SAIF have been reported recently. Several of these proposals include a one-time special assessment for SAIF deposits and a subsequent comparable and reduced level of annual premiums for SAIF and BIF deposits. First Union does not know when and if any such proposal or any other related proposal may be adopted.

Legislation has been enacted providing that deposits and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such an institution, including federal funds and letters of credit, in the "liquidation or other resolution" of such an institution by any receiver.

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (IBBEA) authorizes interstate acquisitions of banks and bank holding companies without geographic limitation beginning September 27, 1995. In addition, beginning June 1, 1997, a bank may merge with a bank in another state as long as neither of the states opt out of interstate branching between the date of enactment of IBBEA and May 31,

1997. IBBEA further provides that a state may enact laws permitting interstate merger transactions before June 1, 1997.


Various other legislative proposals concerning the banking industry are pending in Congress. Given the uncertainty of the legislative process, we cannot assess the impact of any such legislation on our financial condition or results of operations.

Table 1
CONSOLIDATED SUMMARIES OF INCOME AND PER SHARE DATA
------------------------------------------------------------------------




                                                 Twelve             1995                                      1994
                                                 Months        -------------                               ------------
                                                 Ended
                                               September 30,       Third         Second         First        Fourth         Third
(In thousands except per share data)               1995          Quarter        Quarter         Quarter       Quarter      Quarter
--------------------------------------------- -------------    ------------   ------------- ------------- ------------- ----------
CONSOLIDATED SUMMARIES
  OF INCOME
Interest income*                                $  6,149,885       1,693,300      1,574,711      1,469,997     1,411,877  1,330,197
Interest expense                                   2,849,559         832,840        738,338        668,209       610,172    530,858
----------------------------------------------- ------------    ------------   ------------   ------------   ----------- ----------

Net interest income*                               3,300,326         860,460        836,373        801,788       801,705    799,339
Provision for loan losses                            150,500          49,000         44,000         32,500        25,000     25,000
----------------------------------------------- ------------    ------------   ------------   ------------   ----------- ---------
Net interest income after
    provision for loan losses*                     3,149,826         811,460        792,373        769,288       776,705    774,339
Securities available for sale
    transactions                                        (335)          4,713          1,243          3,635        (9,926)    (2,946)
Investment security transactions                       4,452           2,591          1,233            217           411      2,286
Noninterest income                                 1,302,303         362,842        326,503        301,539       311,419    303,259
Noninterest expense                                2,874,338         770,949        714,739        684,702       703,948    682,219
----------------------------------------------- ------------    ------------   ------------   ------------   ----------- ----------

Income before income taxes*                        1,581,908         410,657        406,613        389,977       374,661    394,719
Income taxes                                         523,257         136,298        135,291        130,963       120,705    130,147
Tax-equivalent adjustment                             86,041          19,343         22,186         22,105        22,407     22,820
----------------------------------------------- ------------    ------------   ------------   ------------   ----------- ----------

Net income                                           972,610         255,016        249,136        236,909       231,549    241,752
Dividends on preferred stock                          13,860            --             --            7,029         6,831      6,595
----------------------------------------------- ------------    ------------   ------------   ------------   ----------- ----------

Net income applicable to common
    stockholders before redemption premium           958,750         255,016        249,136        229,880       224,718    235,157
Redemption premium on preferred stock                 41,355            --             --             --          41,355       --
----------------------------------------------- ------------    ------------   ------------   ------------   ----------- ----------

Net income applicable to
    common stockholders                         $    917,395         255,016        249,136        229,880       183,363    235,157
=============================================== ============    ============   ============   ============   =========== ==========

PER COMMON SHARE DATA
Net income before redemption premium            $       5.55            1.50           1.45           1.32         1.28        1.35
Net income after redemption premium             $       5.31            1.50           1.45           1.32         1.04        1.35
Average common shares                                   --       170,272,349    171,561,676    173,928,984  176,378,717 174,417,288
Average common
    stockholders' equity**
       Quarter-to-date                          $       --         5,711,761      5,642,420      5,579,362     5,601,222  5,396,497
       Year-to-date                                     --         5,644,999      5,611,065      5,579,362     5,282,412  5,174,974
Common stock price

    High                                              51 3/8          51 3/8         49 3/4         45 1/8        45 1/4     47 1/4
    Low                                               39 3/8          45 1/4         42 7/8         41 3/8        39 3/8     43 1/4
    Period-end                                  $         51              51         45 1/4         43 3/8        41 3/8     43 1/4
        To earnings ratio***                          9.19 X            9.19           8.38           8.23          7.93       8.55
        To book value                                  151 %             151            136            136           135        142
Cash dividends                                  $       1.90             .52            .46            .46           .46        .46
Book value**                                    $      33.88           33.88          33.39          31.91         30.66      30.37
=============================================== ============    ============   ============   ============   =========== ==========



     *Tax-equivalent.
     **Quarter-to-date and year-to-date average common stockholders' equity excludes average net unrealized gains or losses on debt and equity securities.
     ***Based on net income applicable to common stockholders before redemption premium.

Table 2
NONINTEREST INCOME
------------------------------------------------------------------------


                                                   Twelve           1995                                      1994
                                                   Months       ------------                                ---------
                                                   Ended
                                                 September 30,      Third       Second         First         Fourth         Third
(In thousands)                                       1995         Quarter       Quarter       Quarter        Quarter       Quarter
---------------------------------------------   --------------  ------------  ----------   ------------    -----------  ------------

Trading account profits                         $    41,307         16,399        10,265         1,536        13,107         10,906
Service charges on deposit accounts                 459,026        120,492       117,625       110,127       110,782        109,325
Mortgage banking income                             101,656         31,782        25,415        23,586        20,873         21,401
Capital management income                           269,353         74,459        67,754        67,413        59,727         63,469
Securities available for sale transactions             (335)         4,713         1,243         3,635        (9,926)        (2,946)
Investment security transactions                      4,452          2,591         1,233           217           411          2,286
Fees for other banking services                      91,863         25,139        24,093        21,928        20,703         16,833
Merchant discounts                                   69,358         18,011        17,775        16,633        16,939         16,257
Insurance commissions                                44,893         11,022        10,511        11,490        11,870         12,506
Sundry income                                       224,847         65,538        53,065        48,826        57,418         52,562
---------------------------------------------   -----------    -----------   -----------   -----------   -----------    -----------

           Total                                $ 1,306,420        370,146       328,979       305,391       301,904        302,599
                                                ===========    ===========   ===========   ===========   ===========    ===========




Table 3
NONINTEREST EXPENSE
--------------------------------------------------


                                                           Twelve        1995                                   1994
                                                           Months     -----------                          --------------
                                                            Ended
                                                        September 30,    Third       Second        First       Fourth       Third
(In thousands)                                              1995        Quarter      Quarter      Quarter      Quarter     Quarter
--------------------------------------------------   ---------------- ----------  ------------- ----------- ------------ -----------

Personnel expense
    Salaries                                             $1,160,431      314,926      288,542      273,862      283,101      262,187
    Other benefits                                          249,179       62,568       62,969       67,797       55,845       63,875
------------------------------------------------------   ----------   ----------   ----------   ----------   ----------   ----------

           Total                                          1,409,610      377,494      351,511      341,659      338,946      326,062
Occupancy                                                   241,369       62,529       57,433       59,401       62,006       58,854
Equipment rentals, depreciation
    and maintenance                                         261,040       68,586       63,292       65,917       63,245       55,987
Advertising                                                  48,297       14,534       12,690       10,852       10,221        9,082
Telephone                                                    64,245       18,240       15,509       14,727       15,769       13,879
Travel                                                       65,509       17,907       17,978       13,467       16,157       12,797
Postage                                                      56,515       13,988       11,252       18,128       13,147       12,609
Printing and office supplies                                 62,559       17,236       15,115       13,309       16,899       11,892
FDIC insurance                                               99,100        7,710       30,935       30,162       30,293       29,321
Other insurance                                              16,479        3,792        4,777        4,954        2,956        3,438
Professional fees                                            77,913       16,510       16,503       17,263       27,637       16,302
Data processing                                              30,021        7,775        7,018        5,735        9,493        5,188
Owned real estate expense                                    11,710        3,259        1,926        3,220        3,305        8,785
Mortgage servicing amortization                              23,061        7,673        5,298        4,824        5,266        4,980
Other amortization                                          159,151       44,947       40,889       38,827       34,488       31,141
Sundry                                                      247,759       88,769       62,613       42,257       54,120       81,902
------------------------------------------------------   ----------   ----------   ----------   ----------   ----------   ----------

           Total                                         $2,874,338      770,949      714,739      684,702      703,948      682,219
======================================================   ==========   ==========   ==========   ==========   ==========   ==========




Table 4
INTERNAL CAPITAL GROWTH AND DIVIDEND PAYOUT RATIOS
------------------------------------------------------------------------

                                                                      Nine Months
                                                                          Ended
                                                                      September 30,               1995                    1994
                                                                      ------------               ------                  ------
                                                                                             Third  Second   First   Fourth   Third
                                                                           1995     1994   Quarter  Quarter  Quarter Quarter Quarter
                                                                         -------   ------- -------- -------  ------  ------  ------

INTERNAL CAPITAL GROWTH*

    Assets to stockholders' equity (a)                                       14.46 X   13.14   15.23   14.22   13.89   12.92   12.85
                X
    Return on assets                                                         1.21 %     1.29    1.16    1.25    1.24    1.22    1.31
                                                                             -------   -----   -----   -----   -----   -----   -----

    Return on total stockholders' equity (a)                                 17.55 %   16.99   17.71   17.71   17.22   15.74   16.88
                X
    Earnings retained                                                        65.97 %   66.22   66.00   68.28   63.41   61.61   64.04
                                                                             -------   -----   -----   -----   -----   -----   -----

    Internal capital growth (a)                                              11.58 %   11.25   11.69   12.09   10.92    9.70   10.81
                                                                             =======   =====   =====   =====   =====   =====   =====

DIVIDEND PAYOUT RATIO ON

    Common shares                                                            33.39 %   31.96   34.00   31.72   34.85   44.23   34.16

    Preferred and common shares                                              34.03 %   33.78   34.00   31.72   36.59   38.39   35.96
                                                                             =======   =====   =====   =====   =====   =====   =====

Return on common stockholders' equity
    before redemption premium** (a)                                          17.39 %   17.45   17.71   17.71   16.71   15.92   17.29

Return on common stockholders' equity
    after redemption premium** (a)                                           17.39 %   17.45   17.71   17.71   16.71   12.99   17.29
                                                                             =======   =====   =====   =====   =====   =====   =====

 (a) The determination of these ratios exclude average net unrealized gains or losses on debt and equity securities.

  *   Based on average balances and net income.

 **   Based on average balances and net income applicable to common stockholders.

Table 5
SELECTED QUARTERLY DATA
------------------------------------------------------------------------

                                                       1995                                        1994
                                                    -------------                                ---------

                                                         Third         Second       First          Fourth        Third
(Dollars in thousands)                                  Quarter        Quarter      Quarter        Quarter       Quarter
--------------------------------------------------- -------------   ------------ -----------    ------------   ----------

MORTGAGE LOAN PORTFOLIO
    PERMANENT LOAN ORIGINATIONS
         Residential
             Direct                                  $   928,508       550,022       400,998       605,034       656,986
             Wholesale                                    33,848        46,193        64,097        98,624       132,828
---------------------------------------------------  -----------   -----------   -----------   -----------   -----------

                 Total                                   962,356       596,215       465,095       703,658       789,814
         Income property                                  91,722        91,800        44,050       190,266       123,291
---------------------------------------------------  -----------   -----------   -----------   -----------   -----------

                 Total                               $ 1,054,078       688,015       509,145       893,924       913,105
===================================================  ===========   ===========   ===========   ===========   ===========

    VOLUME OF LOANS SERVICED
         Residential                                 $38,256,000    35,664,000    32,668,000    32,677,000    31,661,000
         Income property                               1,602,000     1,610,000     1,532,000     1,537,000     1,603,000
---------------------------------------------------  -----------   -----------   -----------   -----------   -----------

                 Total                               $39,858,000    37,274,000    34,200,000    34,214,000    33,264,000
===================================================  ===========   ===========   ===========   ===========   ===========

NUMBER OF OFFICES
    Banking
         North Carolina                                      252           254           273           276           280
         South Carolina                                       63            63            62            66            66
         Georgia                                             145           145           149           154           157
         Florida                                             556           559           521           552           545
         Washington, D.C                                      23            24            25            33            28
         Maryland                                             20            23            26            26            31
         Tennessee                                            54            55            55            54            55
         Virginia                                            173           178           174           177           186
         Foreign                                               3             3             2             2             2
---------------------------------------------------  -----------   -----------   -----------   -----------   -----------

              Total banking offices                        1,289         1,304         1,287         1,340         1,350
    First Union Home Equity Bank                             150           154           154           184           183
    Mortgage banking                                          21            18            17            18            23
    Other                                                     21            21            21            20            18
---------------------------------------------------  -----------   -----------   -----------   -----------   -----------

                Total offices                              1,481         1,497         1,479         1,562         1,574
===================================================  ===========   ===========   ===========   ===========   ===========

OTHER DATA
    ATMs                                                   1,350         1,227         1,247         1,242         1,185
    Employees                                             32,598        32,004        31,844        31,858        32,019
===================================================  ===========   ===========   ===========   ===========   ===========

Table 6
GROWTH THROUGH ACQUISITIONS
------------------------------------------------------------------------

                                                                             Loans,
(In thousands)                                         Assets                  net                  Deposits
---------------------------------------------   --------------------   -------------------    -------------------
December 31, 1989, as reported               $           45,506,847            31,600,776             31,531,770

1990 acquisition                                          7,946,973             4,174,478              5,727,330
Growth in operations                                      1,134,590               275,465                935,168
---------------------------------------------   --------------------   -------------------    -------------------

December 31, 1990, as reported                           54,588,410            36,050,719             38,194,268

1991 acquisitions                                        12,322,456             7,025,621              9,921,421
Reduction in operations                                 (7,637,689)           (1,692,760)              (939,466)
---------------------------------------------   --------------------   -------------------    -------------------

December 31, 1991, as reported                           59,273,177            41,383,580             47,176,223

1992 acquisitions                                         3,739,039             1,773,797              3,645,316

Growth (reduction) in operations                            815,815           (1,233,610)            (1,670,574)

---------------------------------------------   -----------------------------------------------------------------

December 31, 1992, as reported                           63,828,031            41,923,767             49,150,965

1993 acquisitions                                         7,785,479             4,380,362              6,302,873
Growth (reduction) in operations                          (826,541)               572,048            (1,711,427)
---------------------------------------------   --------------------   -------------------    -------------------

December 31, 1993, as reported                           70,786,969            46,876,177             53,742,411

1994 acquisitions                                         4,595,762             1,238,703              4,026,375
Growth in operations                                      1,930,774             5,914,872              1,189,487
---------------------------------------------   --------------------   -------------------    -------------------

December 31, 1994, as reported                           77,313,505            54,029,752             58,958,273

1995 acquisitions                                         6,689,538             4,833,770              5,281,892
Growth  (reduction)  in operations                        2,831,070             2,938,497            (4,424,282)
---------------------------------------------   --------------------   -------------------    -------------------

September 30, 1995, as reported               $          86,834,113            61,802,019             59,815,883
====================================================================   ===================    ===================

Acquisitions (those greater than $3.0 billion in acquired assets and/or deposits) include the purchase acquisitions of Florida National Banks of Florida, Inc. in 1990 and the Southeast Banks transaction in 1991; the pooling of interests acquisition of Dominion Bankshares Corporation in 1993; the purchase acquisitions of Georgia Federal Savings Bank, FSB and First American Metro Corp. in 1993; and the purchase acquisition of American Savings of Florida, FSB in 1995.

Table 7
SECURITIES AVAILABLE FOR SALE
------------------------------------------------------------------------

                                  September 30, 1995
                                  ------------------

                                  1 Year       1-5      5-10      After 10           Gross Unrealized                 Average
                                                                                     ---------------       Amortized  Maturity
(In thousands)                    or Less     Years     Years      Years      Total       Gains     Losses   Cost     in Years
------------------------------ ------------  -------    ------    ---------  ------     --------   ------- --------- ---------

MARKET VALUE
     U.S. Treasury             $1,273,086     949,697        --        --    2,222,783    (3,204)   22,785   2,242,364  1.53
     U.S. Government agencies     100,650   2,171,484    1,541,322     609   3,814,065   (17,234)   21,711   3,818,542  4.56
     CMOs                          59,403   1,625,450       93,150      --   1,778,003    (6,363)    5,164   1,776,804  2.99
     Other                        128,449     929,683      127,678 346,602   1,532,412   (39,036)    8,875   1,502,251  2.87
------------------------------ ----------   ---------    --------- -------   ---------   --------   ------   ---------  ----

         Total                 $1,561,588   5,676,314    1,762,150 347,211   9,347,263   (65,837)   58,535   9,339,961  3.28
============================== ==========   =========    ========= =======   =========   ========   ======   =========  ====
MARKET VALUE
     Debt securities           $1,561,588   5,676,314    1,762,150   3,609   9,003,661   (38,099)   55,279   9,020,841
     Sundry securities                --           --           -- 343,602     343,602   (27,738)    3,256     319,120
------------------------------ ----------   ----------   --------- -------  ----------   --------   ------   ---------

         Total                 $1,561,588   5,676,314    1,762,150 347,211   9,347,263   (65,837)   58,535   9,339,961
============================== ==========   =========    ========= =======   =========   ========   ======   =========

AMORTIZED COST
      Debt securities          $1,557,786   5,683,098    1,776,333   3,624   9,020,841
      Sundry securities               --           --           -- 319,120     319,120
                                ---------- ----------   ---------- -------     -------

         Total                 $1,557,786   5,683,098    1,776,333 322,744   9,339,961
                               ==========   =========    ========= =======   =========

WEIGHTED AVERAGE YIELD
      U.S. Treasury                   6.73 %       5.40         --           --           6.15
      U.S. Government agencies        7.14         6.67         6.45         7.26         6.59
      CMOs                            8.00         6.90         7.49         --           6.96
      Other                           7.21         6.31         6.05         2.63         5.58
      Consolidated                    6.85 %       6.46         6.47         2.64         6.39
                                 ==========   ==========   ==========   ==========   ==========

Included in "U.S. Government agencies" and "Other" at September 30, 1995, are $1,113,309,000 of securities that are denominated in currencies other than the U.S. Dollar. The currency exchange rates were hedged utilizing both on and off-balance sheet instruments to minimize the exposure to currency revaluation risks. At September 30, 1995, these securities had a weighted average maturity of 2.96 years and a weighted average yield of 6.28 percent. The weighted average U.S. equivalent yield for comparative purposes of these securities was 4.96 percent based on a weighted average funding cost differential of (1.32) percent.

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The aging of mortgage-backed securities is based on their weighted average maturities at September 30, 1995. Average maturity in years excludes preferred and common stocks and money market funds.

Weighted average yields are based on amortized cost. Yields related to securities exempt from both federal and state income taxes, federal income taxes only or state income taxes only are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent; a North Carolina state tax rate of 7.75 percent; a Georgia and Tennessee state tax rate of 6 percent; a South Carolina state tax rate of 4.5 percent; a Florida state tax rate of 5.5 percent; a Maryland state tax rate of 7 percent; and a Washington, D.C. tax rate of 9.975 percent, respectively.

There were commitments to purchase securities at a cost of $1,233,586,000 that had a market value of $1,244,506,000 at September 30, 1995. There were no commitments to sell securities at September 30, 1995. Gross gains and losses from sales are accounted for on a trade date basis. Gross gains and losses realized on the sale of securities in the first nine months of 1995 were $23,911,000 and $28,084,000, respectively. Gross gains and losses realized on sundry securities were $13,836,000 and $72,000, respectively.

Table 8
INVESTMENT SECURITIES
------------------------------------------------------------------------

                                September 30, 1995
                                -------------------


                                                                                           Gross                            Average
                               1 Year       1-5         5-10       After 10              Unrealized              Market    Maturity
(In thousands)                 or Less     Years       Years        Years       Total      Gains    Losses       Value      in Years
---------------------       -----------  ---------  ---------  -----------  ---------- --------  ----------  ----------- -----------
CARRYING VALUE
     U.S. Government
       agencies             $   15,085   1,027,117    388,222       --     1,430,424     23,501     (2,258)  1,451,667    4.21
     CMOs                       50,734     941,083       --         --       991,817     18,260       (401)  1,009,676    2.88
     State, county and
       municipal               273,536     179,480    135,540    369,593     958,149    102,907     (1,455)  1,059,601    7.30
     Other                        --         3,516      4,162    173,879     181,557      7,036       (139)    188,454   13.05
                              ---------- ---------- ----------  ---------- ---------- ----------  ----------  ---------  ------

         Total              $  339,355   2,151,196    527,924    543,472   3,561,947    151,704     (4,253)  3,709,398    4.84
                             ==========  ========== ========== ==========  ========== ========== ==========  ==========  ======

CARRYING VALUE
     Debt securities        $  339,355   2,151,196    527,924    421,794   3,440,269    151,704     (4,253)  3,587,720
     Sundry securities            --          --         --      121,678     121,678      --          --       121,678
                              ---------- ---------- ----------  ---------- ---------- ----------  ----------  ---------

         Total              $  339,355   2,151,196    527,924    543,472   3,561,947    151,704     (4,253)  3,709,398
                             ==========  ========== ========== ==========  ========== ========== ==========  ==========
MARKET VALUE
      Debt securities       $  343,420   2,197,120    551,692    495,488   3,587,720
      Sundry securities           --          --         --      121,678     121,678
                              ---------- ---------- ----------  ---------- ----------
         Total              $  343,420   2,197,120    551,692    617,166   3,709,398
                             ==========  ========== ========== ==========  =========

WEIGHTED AVERAGE YIELD
      U.S. Government
        agencies                 6.66%       8.14       8.06         --        8.10
      CMOs                       7.28        7.40         --         --        7.39
      State, county and
        municipal               10.66        10.95      11.70      12.15       11.44
      Other                       --          6.44       7.62       7.11        7.11
      Consolidated               9.98%        8.04       8.99      10.54        8.75
                             ==========  ========== ========== ==========  ==========

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The aging of mortgage-backed securities is based on their weighted average maturities at September 30, 1995.

Yields related to securities exempt from both federal and state income taxes, federal income taxes only or state income taxes only are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent; a North Carolina state tax rate of 7.75 percent; a Georgia and Tennessee state tax rate of 6 percent; a South Carolina state tax rate of 4.5 percent; a Florida state tax rate of 5.5 percent; a Maryland state tax rate of 7 percent; and a Washington, D.C. tax rate of 9.975 percent, respectively.

There were commitments to purchase investment securities at a cost of $946,516,000 that had a market value of $956,469,000 at September 30, 1995. There were no commitments to sell securities at September 30, 1995. Gross gains and losses realized on repurchase agreement underdeliveries and calls of investment securities in the first nine months of 1995 were $4,726,000 and $685,000, respectively.

Table 9
LOANS

------------------------------------------------------------------------

                                            1995                                    1994
                                      -------------                              ---------
                                          Third          Second       First        Fourth           Third
(In thousands)                           Quarter        Quarter      Quarter      Quarter          Quarter
--------------                        --------------    --------    ---------    ----------       ---------
FIRST UNION CORPORATION
COMMERCIAL
     Commercial, financial and
       agricultural
         Taxable                      $17,037,980       16,228,226  15,849,852   15,198,651       13,765,745
         Nontaxable                       712,017          766,843     658,502      709,092          688,238
------------------------------        --------------    ----------  -----------  ----------        ---------

      Total commercial, financial
          and agricultural             17,749,997       16,995,069  16,508,354   15,907,743       14,453,983
Real estate - construction and other    2,171,807        1,925,310   1,842,099    1,734,095        1,674,297
Real estate - mortgage                  5,791,075        5,985,057   5,664,837    5,437,496        5,932,374
Lease financing                         2,513,741        2,247,931   1,940,681    1,613,763        1,334,570
Foreign                                   478,828          441,927     426,907      415,857          509,030
------------------------------        --------------    ----------  -----------  ----------        ---------

           Total commercial            28,705,448       27,595,294  26,382,878   25,108,954       23,904,254
------------------------------        --------------    ----------  -----------  ----------        ---------

RETAIL
     Real estate - mortgage            18,446,741       16,572,033  14,292,795   15,014,775       14,682,624
     Installment loans - Bankcard       2,845,879        4,506,927   4,098,790    3,959,657        3,299,675
     Installment loans - other         12,868,670       12,315,693  11,795,465   10,618,696       10,288,391
------------------------------        --------------    ----------  -----------  ----------        ---------

           Total retail                34,161,290       33,394,653  30,187,050   29,593,128       28,270,690
------------------------------        --------------    ----------  -----------  ----------        ---------

           Total loans                 62,866,738       60,989,947  56,569,928   54,702,082       52,174,944
------------------------------        --------------    ----------  -----------  ----------        ---------

UNEARNED INCOME
     Loans                                150,319          152,463     148,584      145,691          142,587
     Lease financing                      914,400          816,977     653,626      526,639          399,323
------------------------------        --------------    ----------  -----------  ----------        ---------

           Total unearned income        1,064,719          969,440     802,210      672,330          541,910
------------------------------        --------------    ----------  -----------  ----------        ---------

           Loans, net                 $61,802,019       60,020,507  55,767,718   54,029,752       51,633,034
                                      ==============    ==========  ===========  ==== =====      ===========


Table 10
ALLOWANCE FOR LOAN LOSSES AND NONPERFORMING ASSETS*
------------------------------------------------------------------------

                                               1995                                         1994
                                             --------                                      -------
                                               Third         Second          First          Fourth         Third
(In thousands)                                Quarter        Quarter        Quarter        Quarter        Quarter
-----------------------------------          ---------      ---------      ---------     -----------     ---------
ALLOWANCE FOR LOAN LOSSES
    Balance, beginning of quarter           $  969,122       968,828        978,795        1,004,298     1,007,839
    Provision for loan losses                   49,000        44,000         32,500           25,000        25,000
    Other, net                                 (66,412)       20,486              -            2,296        18,615
    Loan losses, net                           (50,094)      (64,192)       (42,467)         (52,799)      (47,156)
-----------------------------------         ----------      --------       --------        ---------   ------------

    Balance, end of quarter                 $  901,616       969,122        968,828          978,795     1,004,298
===================================         ==========      ========       ========        =========   ===========

      (as % of loans, net)                        1.46 %        1.61           1.74             1.81          1.95
===================================         ==========      ========       ========        =========   ===========

      (as % of nonaccrual and restructured
        loans)                                     204 %         222            224              245           203
===================================         ==========      ========       ========        =========   ===========

      (as % of nonperforming assets)               160 %         170            168              175           154
===================================         ==========      ========       ========        =========   ===========

LOAN LOSSES
    Commercial, financial and agricultural  $    8,541         9,596          6,321           16,357        20,898
    Real estate - construction and other             -           725             41            1,270         2,974
    Real estate - mortgage                       3,665        16,106          3,457           20,228        17,773
    Installment loans - Bankcard                45,292        47,515         38,096           19,970        15,492
    Installment loans - other                   16,814        14,915         14,047           14,398        14,983
-----------------------------------         ----------      --------       --------        ---------   ------------

            Total                               74,312        88,857         61,962           72,223        72,120
-----------------------------------         ----------      --------       --------        ---------   ------------

LOAN RECOVERIES
    Commercial, financial and agricultural      12,350        13,723          9,097           11,125        12,965
    Real estate - construction and other         2,514         1,579            907              884           424
    Real estate - mortgage                       1,692         1,987          2,466             1,530         4,657
    Installment loans - Bankcard                 3,224         2,822          2,572             2,455         2,234
    Installment loans - other                    4,438         4,554          4,453             3,430         4,684

            Total                               24,218        24,665         19,495            19,424        24,964
-----------------------------------         ----------      --------       --------        ---------   ------------

            Loan losses, net                $   50,094        64,192         42,467            52,799        47,156
===================================         ==========      ========       ========        =========   ============

        (as % of average loans, net)**             .32 %         .44            .31               .40           .38
===================================         ==========      ========       ========        =========   ============

NONPERFORMING ASSETS
    Nonaccrual loans
       Commercial loans                      $ 207,703       210,464        200,915          155,752        154,861
       Real estate loans                       232,990       225,802        231,183          241,886        339,881
-----------------------------------         ----------      --------       --------        ---------   ------------

            Total nonaccrual loans             440,693       436,266        432,098          397,638        494,742
    Restructured loans                             606           630            670            1,872            674
    Foreclosed properties                      120,585       132,204        144,188          158,464        158,234
-----------------------------------         ----------      --------       --------        ---------   -------------

            Total nonperforming assets      $  561,884       569,100        576,956          557,974        653,650
===================================         ==========      ========       ========        =========   =============

        (as % of loans, net and
            foreclosed properties)                 .91 %         .95           1.03             1.03            1.26
===================================         ==========      ========       ========        =========   =============

Accruing loans past due 90 days             $  118,018       117,874        205,654          140,081         115,903
===================================         ==========      ========       ========        =========   =============

  *Any loans classified by regulatory examiners as loss, doubtful, substandard or special mention that have not been disclosed hereunder or under the "Loans" or "Asset Quality" narrative discussions do not (i) represent or result from trends or uncertainties that management expects will materially impact future operating results, liquidity or capital resources, or (ii) represent material credits about which management is aware of any information that causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

**Annualized.

Table 11
INTANGIBLE ASSETS
--------------------------------------



                                           1995                                       1994
                                        -----------                              ---------------

                                           Third        Second         First          Fourth         Third
(In thousands)                            Quarter      Quarter        Quarter        Quarter        Quarter
--------------------------------------  -----------   ----------    -----------    -----------    -----------

MORTGAGE SERVICING RIGHTS             $    101,928      101,024         80,266         84,898         89,666
===================================================   ==========    ===========    ===========    ===========

CREDIT CARD PREMIUM                   $     47,403       51,005         54,703         58,494         62,463
===================================================   ==========    ===========    ===========    ===========

OTHER INTANGIBLE ASSETS
    Goodwill                          $  1,028,619      945,295        742,435        754,417        763,832
    Deposit base premium                   453,934      443,830        422,827        437,025        319,522
    Other                                    5,650        6,243          6,844          7,465          8,134
--------------------------------------  -----------   ----------    -----------    -----------    -----------

       Total                          $  1,488,203    1,395,368      1,172,106      1,198,907      1,091,488
===================================================   ==========    ===========    ===========    ===========



Table 12
ALLOWANCE FOR FORECLOSED PROPERTIES*
--------------------------------------------------------------------------


                                                                               1995                                  1994
                                                            ------------------------------------------    --------------------------

                                                               Third            Second          First        Fourth        Third
(In thousands)                                                Quarter           Quarter        Quarter       Quarter      Quarter
---------------------------------------------------------------------------------------------------------------------------------

Foreclosed properties                                   $      146,202         162,860         178,416         193,290     197,261
----------------------------------------------------------------------------------------------------------------------------------

Allowance for foreclosed properties, beginning of quarter        30,656         34,228          34,826          39,027     40,866
Provision for foreclosed properties                             (2,250)        (2,696)             715           1,913     (2,114)
Transfer from (to) allowance for segregated assets                  192             40            (48)           1,177        302
Dispositions, net                                               (2,981)          (916)         (1,265)          (7,291)       (27)
-----------------------------------------------------------------------------------------------------------------------------------

Allowance for foreclosed properties, end of quarter              25,617        30,656          34,228          34,826      39,027
-----------------------------------------------------------------------------------------------------------------------------------

Foreclosed properties, net                               $      120,585       132,204         144,188         158,464     158,234
===================================================================================================================================

* Excluding Southeast Banks segregated assets.

Table 13
DEPOSITS
------------------------------------------------------------------------




                                                 1995                                           1994
                                              -----------                                  ---------------

                                                Third          Second           First           Fourth           Third
(In thousands)                                 Quarter        Quarter          Quarter         Quarter          Quarter
-------------------------------------------   -----------   ------------    -------------    ------------    -------------

CORE DEPOSITS
     Noninterest-bearing                    $ 10,729,434     10,854,459       10,412,883      10,523,538       10,295,616
     Savings and NOW accounts                 14,323,166     14,114,289       14,065,617      13,991,987       12,677,630
     Money market accounts                     9,443,524      9,127,362        9,122,752      10,118,963       10,316,481
     Other consumer time                      21,979,225     20,392,737       18,667,810      18,544,324       17,361,310
-------------------------------------------   -----------   ------------    -------------    ------------    -------------

       Total core deposits                    56,475,349     54,488,847       52,269,062      53,178,812       50,651,037

Foreign                                        1,064,185      2,296,483        2,582,452       4,069,587        1,328,032
Other time                                     2,276,349      2,056,694        1,951,391       1,709,874        1,707,982
-------------------------------------------   -----------   ------------    -------------    ------------    -------------

       Total deposits                       $ 59,815,883     58,842,024       56,802,905      58,958,273       53,687,051
=========================================================   ============    =============    ============    =============



Table 14
TIME DEPOSITS IN AMOUNTS OF $100,000 OR MORE
------------------------------------------------------------------------

                                                                                  September 30, 1995
                                                                                  -------------------

                                                                                         Time                  Other
(In thousands)                                                                       Certificates               Time
------------------------------------------------------------------------          -------------------    -------------------

MATURITY OF
     3 months or less                                                           $          5,029,492                 76,972
     Over 3 months through 6 months                                                        3,215,421                 -
     Over 6 months through 12 months                                                       3,183,195                 -
     Over 12 months                                                                        4,006,257                 -
------------------------------------------------------------------------          -------------------    -------------------

         Total                                                                  $         15,434,365                 76,972
========================================================================      =======================    ===================

Table 15
LONG-TERM DEBT
------------------------------------------------------------------------


                                                                        1995                                   1994
                                                                     ----------                             ----------

                                                                       Third       Second        First        Fourth        Third
(In thousands)                                                        Quarter     Quarter       Quarter      Quarter       Quarter
-------------------------------------------------------------------  ---------- -----------   -----------   ----------    ----------

DEBENTURES AND NOTES
     7-1/2% debentures due 2002                                    $    15,619      15,619        15,619       15,619        15,619
     Floating rate extendible notes due 2005                            10,100      10,100       100,000      100,000       100,000
    11% notes due 1996                                                  18,360      18,360        18,360       18,360        18,360
     Floating rate notes due 1996                                      150,000     150,000       150,000      150,000       150,000
     5.95% notes due 1995                                                    -     150,000       149,960      149,921       149,881
     6-3/4% notes due 1998                                             248,878     248,756       248,634      248,511       248,389
     Floating rate notes due 1998                                      299,788     299,766       299,744            -             -
     Fixed rate medium-term senior notes, varying
       rates and terms to 1996                                             200         200           200       32,700        61,700
     Fixed rate medium-term subordinated notes, varying
       rates and terms to 2001                                          54,000      54,000        54,000       54,000        54,000
     Floating rate subordinated notes due 2003                         149,180     149,153       149,127      149,101       149,074
     11% subordinated and variable rate notes due 1996                  17,951      17,951        17,951       17,951        17,954
     8-1/8% subordinated notes due 1996                                100,000     100,000       100,000      100,000       100,000
     9.45% subordinated notes due 1999                                 250,000     250,000       250,000      250,000       250,000
     9.45% subordinated notes due 2001                                 147,813     147,721       147,628      147,535       147,442
     8-1/8% subordinated notes due 2002                                248,629     248,577       248,526      248,475       248,424
     8% subordinated notes due 2002                                    223,224     223,161       223,099      223,037       222,972
     7-1/4% subordinated notes due 2003                                148,850     148,811       148,772      148,733       148,694
     6-5/8% subordinated notes due 2005                                248,142     248,094       248,046      247,999       247,935
     6% subordinated notes due 2008                                    197,189     197,135       197,081      197,028       196,974
     6-3/8% subordinated notes due 2009                                147,625     147,581       147,538      147,495       147,449
     8% subordinated notes due 2009                                    148,631     148,607       148,583      148,559       148,535
     8.77% subordinated notes due 2004                                 148,550     148,510       148,470      148,430             -
     9-7/8%subordinated notes due 1999                                  74,507      74,473        74,439       74,404        74,370
     7-1/2%subordinated notes due 1999                                 246,144     246,095             -            -             -
     7.05% subordinated notes due 2005                                 248,014           -             -            -             -
     6-7/8% subordinated notes due 2005                                248,307           -             -            -             -


Debentures and notes of subsidiaries
     9-5/8% subordinated capital notes due 1999                         74,955      74,951        74,948       74,945        74,942
    10-1/2% collateralized mortgage obligations due 2014                51,273      54,070        56,919       60,010        65,927
     Bank notes with varying rates and terms to 1997                 1,365,000   1,175,000       225,000      100,000             -
     Debentures and notes with varying rates and terms to 2002          17,608       7,275         7,275        7,275         7,275
     9-1/2% mortgage backed bonds                                        3,500       3,500             -            -             -
-------------------------------------------------------------------  ---------- -----------   -----------   ----------    ----------

            Total                                                    5,302,037   4,757,466     3,649,919    3,260,088     3,045,916

MORTGAGES AND OTHER DEBT
     Notes payable to FDIC due 1996                                     83,969      92,355        99,887      117,271       171,614
     Advances from the Federal Home Loan Bank                          607,846     482,846         4,846        4,696         4,603
     Mortgage notes and other debt                                      38,547      38,590        41,578       41,153        41,814
     Capitalized leases                                                  8,240       5,026         5,196        5,306         5,416
-------------------------------------------------------------------  ---------- -----------   -----------   ----------    ----------

            Total long-term debt                                   $ 6,040,639   5,376,283     3,801,426    3,428,514     3,269,363
=============================================================================== ===========   ===========   ==========    ==========


Table 16
CHANGES IN STOCKHOLDERS' EQUITY
------------------------------------------------------------------------


                                                  Twelve
                                                  Months          1995                                      1994
                                                              -------------                              ------------
                                                   Ended
                                               September 30,     Third          Second        First         Fourth       Third
(In thousands)                                     1995         Quarter         Quarter       Quarter       Quarter      Quarter
-------------------------------------------   --------------- -------------    -----------   -----------   -----------  -----------

Balance, beginning of period               $       5,622,631     5,736,847      5,490,734     5,397,517     5,622,631    5,388,581
Stockholders' equity of pooled banks
  not restated prior to 1994                          12,535        -              -              -            12,535         (16)
Net income                                           972,610       255,016        249,136       236,909       231,549      241,752
Redemption of preferred stock                      (325,396)          -              -              -       (325,396)         -
Purchase of common stock                           (786,677)     (495,019)       (56,707)     (197,371)      (37,580)     (82,392)
Common stock issued for stock
  options exercised                                   77,393        18,502         37,337         6,168        15,386       21,430
Common stock issued through
  dividend reinvestment plan                          40,927         6,876          6,471        16,952        10,628        6,615
Common stock for purchase
  accounting acquisition                             252,847       252,853         -              -               (6)      161,079
Converted debentures                                   -            -              -              -               -         19,760
Cash dividends paid
  Series 1990 preferred stock                       (13,860)        -              -            (7,029)       (6,831)      (6,595)
  Common stock                                     (327,170)      (86,700)       (78,758)      (79,660)      (82,052)     (80,330)
Unrealized gain (loss) on debt  and
  equity securities                                  159,610       (2,925)         88,634       117,248      (43,347)     (47,253)
-------------------------------------------   --------------- -------------    -----------   -----------   -----------  -----------

Balance, end of period                     $       5,685,450     5,685,450      5,736,847     5,490,734     5,397,517    5,622,631
============================================================= =============    ===========   ===========   ===========  ===========

Table 17
CAPITAL RATIOS
------------------------------------------------------------------------


                                                                   1995                                 1994
                                                              -------------                          ----------

                                                Third            Second         First           Fourth         Third
(In thousands)                                 Quarter          Quarter        Quarter         Quarter        Quarter
-----------------------------------------    ------------    -------------   ------------   -------------   ------------
CONSOLIDATED CAPITAL RATIOS*
    Qualifying capital
       Tier 1 capital                      $   4,235,072        4,429,775      4,489,955       4,466,670      4,763,409
       Total capital                           7,161,552        7,484,114      7,512,040       7,450,602      7,654,430

    Adjusted risk-based assets                66,680,575       64,609,109     59,651,481      57,593,799     53,904,132

    Adjusted leverage ratio assets         $  83,054,384       77,237,551     74,633,796      73,011,243     70,315,199

    Ratios
       Tier 1 capital                               6.35 %           6.86           7.53            7.76           8.84
       Total capital                               10.74            11.58          12.59           12.94          14.20
        Leverage                                    5.10             5.74           6.02            6.12           6.77

    Stockholders' equity to assets
       Quarter-end                                  6.55             6.90           7.05            6.98           7.57
       Average                                      6.55 %           6.96           7.01            7.49           7.62
=========================================    =============================   ============   =============   ============

BANK CAPITAL RATIOS
    Tier 1 capital
       First Union National Bank of
         North Carolina                             6.56 %           6.65           7.13            7.32           7.14
         South Carolina                             7.33             7.86           8.24            7.88           8.21
         Georgia                                    6.46             8.72           8.61            8.26           8.28
         Florida                                    8.18             6.55           7.94            7.95           8.79
         Washington, D.C.                          18.67            17.46          16.55           16.75          17.31
         Maryland                                  15.88            20.14          20.78           20.53          19.01
         Tennessee                                 11.85            11.62          12.34           12.76          13.08
         Virginia                                   7.61             6.81           8.97            9.21          10.88
       First Union Home Equity Bank                 6.89             5.28           6.49            7.60           7.16


    Total capital
       First Union National Bank of
         North Carolina                            10.29            10.32          10.32           10.69           9.62
         South Carolina                            11.09            11.79          12.40           12.15          12.53
         Georgia                                   10.56            11.52          11.46           11.18          11.22
         Florida                                   11.54            10.01          10.70           10.76          10.35
         Washington, D.C.                          19.94            18.74          17.83           18.03          18.60
         Maryland                                  17.15            21.42          22.07           21.81          20.30
         Tennessee                                 13.11            12.88          13.60           14.02          14.34
         Virginia                                  11.25            10.39          12.80           13.11          13.17
       First Union Home Equity Bank                 9.47             8.28          10.34           12.10          11.54


    Leverage
       First Union National Bank of
         North Carolina                             5.87             5.81           6.25            6.10           5.74
         South Carolina                             5.85             5.94           5.75            5.77           6.06
         Georgia                                    6.02             6.40           6.06            5.69           5.96
         Florida                                    5.56             5.15           5.75            5.91           6.30
         Washington, D.C.                           8.19             7.70           7.11            8.33           7.88
         Maryland                                  13.11            13.08          13.44           12.82          11.53
         Tennessee                                  8.50             7.71           7.88            8.47           8.54
         Virginia                                   5.69             5.28           6.95            7.10           8.26
       First Union Home Equity Bank                 6.22 %           5.53           6.22            7.22           6.24
=========================================    =============================   ============   =============   ============

*Risk-based capital ratio guidelines require a minimum ratio of tier 1 capital to risk-weighted assets of 4.00 percent and a minimum ratio of total capital to risk-weighted assets of 8.00 percent. The minimum leverage ratio of tier 1 capital to adjusted average quarterly assets is from 3.00 to 5.00 percent.

Table 18
INTEREST RATE GAP
----------------------------------------------


                                   September 30, 1995
                                   -------------------

                                        Interest
                                   Sensitivity in Days
                                   ------------------                                                        Non-Sensitive
                                                                                      One to      Two to     and Sensitive
(In thousands)                           1-90          91-180    181-365    Total    two years  five years  Over five years  Total
---------------------------------- ----------------- ---------- -------- ----------- --------- ------------ -------------- ---------

EARNING ASSETS
Interest-bearing bank balances       $     99,394           -                99,394          -            -           -       99,394
Federal funds sold and securities
    purchased under resale
    agreements                          2,109,149     100,995         -   2,210,144          -            -           -    2,210,144
Trading account assets                  1,253,214           -         -   1,253,214          -            -           -    1,253,214
Securities available for sale             353,799     711,307 1,708,675   2,773,781  1,575,864    4,117,905     872,411    9,339,961
Investment securities                     262,907     211,378   393,727     868,012    510,421    1,311,134     872,380    3,561,947
Loans*                                 32,709,802   3,116,383 5,275,687  41,101,872  4,646,130    6,729,080   9,324,937   61,802,019
-------------------------------- ----------------- ---------- --------- ----------- ---------- ------------ ------------ -----------

   Total earnings assets              36,788,265    4,140,063 7,378,089  48,306,417  6,732,415   12,158,119  11,069,728   78,266,679
-------------------------------- ----------------- ---------- --------- ----------- ---------- ------------ ------------ -----------

INTEREST-BEARING LIABILITIES
Interest-bearing deposits             18,547,168    5,051,795 5,205,597  28,804,560  2,950,421   3,799,904   13,531,564   49,086,449
Short-term borrowings                 12,880,900       59,758        -   12,940,658     -          -                -     12,940,658
Long-term debt                           617,343       20,694 1,347,850   1,985,887    990,227     674,591    2,389,934    6,040,639
-------------------------------- ----------------- ---------- --------- ----------- ---------- ------------ -----------  -----------

   Total interest-bearing
     liabilities                     32,045,411     5,132,247 6,553,447  43,731,105  3,940,648    4,474,495  15,921,498   68,067,746

OFF-BALANCE SHEET FINANCIAL
  INSTRUMENTS                         3,356,200     1,201,000 3,198,000   7,755,200 (3,613,200)  (1,567,000) (2,575,000)           -
-------------------------------- ----------------- ---------- --------- ----------- -----------  ----------- ----------- -----------

   Total interest-bearing
     liabilities and off-balance
     sheet financial instruments      35,401,611    6,333,247 9,751,447  51,486,305    327,448    2,907,495  13,346,498   68,067,746
--------------------------------- ---------------- ---------- --------- ------------ ---------- ------------ ============ ==========

Interest rate gap                 $    1,386,654  (2,193,184)(2,373,358) (3,179,888) 6,404,967    9,250,624
============================================================================================================

Cumulative gap                    $    1,386,654    (806,530)(3,179,888) (3,179,888) 3,225,079   12,475,703
============================================================================================================

Ratio of cumulative gap to total
    earnings assets                         1.77%      (1.03)     (4.06)      (4.06)      4.12        15.94
============================================================================================================

 The information included herein should be read in conjunction with the discussion appearing under "Interest Rate Risk Management" and with Tables 19-21. This interest rate gap table has inherent limitations on its ability to accurately portray interest rate sensitivity and, therefore, it is only provided in conjunction with common banking industry practice.
The amounts presented herein are based on contractual maturities or repricing terms, as appropriate, and internally-prepared prepayment assumptions related to certain mortgage products, and do not reflect deposit run-off or other assumptions. Additionally, in conjunction with such practices, savings and NOW accounts are included in non-sensitive and sensitive over five years classification. Money market accounts are included in the 1-90 day classification.

 *Loans are stated net of unearned income.

                              T-15




Table 19
OFF-BALANCE SHEET DERIVATIVE FINANCIAL INSTRUMENTS*
----------------------------------------------------



                                                   Weighted
                                                 Average Rate            Estimated
                                                 -----------           -------------
September 30, 1995                   Notional                             Maturity      Fair
(In thousands)                        Amount       Receive      Pay       In Years      Value        Comments
----------------------------   ----------------- ----------- --------- ------------- ----------  --------------------

Asset Rate Conversions
  Interest rate swaps          $     6,089,423      6.34 %     5.84 %        1.14                Converts floating rate commercial
    Carrying amount                                                                  $  10,626   loans to fixed rate. Adds to
    Unrealized gross gain                                                               30,588   liability sensitivity. Similar
    Unrealized gross los                                                               (35,531)  characterisics to a fixed income
      Total                                                                              5,683   security funded with variable rate
                                                                                                 liabilities. Includes $1.9 billion
                                                                                                 of indexed amortizing swaps, with
                                                                                                 $1.4 billionmaturing within 3.25
                                                                                                 years and $500million within 5
                                                                                                 years.


  Forward bullet
  interest rate swaps                  120,000      7.80        -            1.94                Converts floating rates on commer-
    Carrying amount                                                                          -   cial loans to fixed rates at higher
    Unrealized gross gain                                                                1,851   than current yields in future per-
    Unrealized gross loss                                                                    -   iods. $63 million effective March
     Total                                                                               1,851   1996; $57 million effective March
                                                                                                 1997.


  Forward index amortizing
  interest rate swaps                3,000,000     6.95         -            1.97                Converts floating rates on commer-
     Carrying amount                                                                         -   cial loans to fixed rates at higher
     Unrealized gross gain                                                              17,894   than current yields in future per-
     Unrealized gross loss                                                                   -   iods. Effective December 1996, and
      Total                                                                             17,894   contractually mature September
                                                                                                 2000.

  Total asset rate conversions     $ 9,209,423     6.56 %      5.84 %        1.42   $   25,428
===============================================================================================
Liability Rate Conversions
  Interest rate swaps             $  3,457,000     7.10 %      5.92 %        7.20                Converts fixed rate long-term debt
    Carrying amount                                                                 $   29,635   to floating rate by matching
    Unrealized gross gain                                                               95,415   maturity of the swap to the debt
    Unrealized gross loss                                                              (27,314)  issue. Rate sensitivity remains
        Total                                                                           97,736   unchanged due to the direct link-
                                                                                                 age of the swap to the debt issue.

  Other financial instruments          180,000        -            -         6.58                Miscellaneous purchased option-
   Carrying amount                                                                      (2,451)  based products for liability
   Unrealized gross gain                                                                   -     management purposes include
   Unrealized gross loss                                                                (1,100)  $5 million of options on
                                                                                                 swaps, $25 million of eurodollar
                                                                                                 caps and $150 million of eurodollar
                                                                                                 floors.

        Total                                                                           (3,551)
--------------------

Total liability rate conversions $  3,637,000      7.10 %       5.92 %       7.17   $   94,185
===============================================================================================

                                                             (Continued)

Table 19
OFF-BALANCE SHEET DERIVATIVE FINANCIAL INSTRUMENTS*
------------------------------------------------------------------------



                                                   Weighted
                                                 Average Rate            Estimated
                                                 -----------           -------------
September 30, 1995                   Notional                             Maturity      Fair
(In thousands)                        Amount       Receive      Pay       In Years      Value        Comments
----------------------------   ----------------- ----------- --------- ------------- ----------  --------------------

Rate Sensitivity Hedges
  Put options on eurodollar futures   $ 6,378,000     -  %        7.90%    .46
     Carrying amount                                                              $ 1,178   Paid a premium for the right
     Unrealized gross gain                                                              -   to lock in the 3 month LIBOR
     Unrealized gross loss                                                         (1,027)  reset rates on pay vari-
        Total                                                                         151   able rate swaps and short-term
                                                                                            liabilities. $2.1 billion
                                                                                            effective December 1995; $2.4
                                                                                            billion effective March 1996;
                                                                                            $1.9 billion effective June 1996.

  Interest rate caps                      67,200     -              -      .68              Purchased LIBOR caps; $50
    Carrying amount                                                                   160   million converts floating rate
    Unrealized gross gain                                                               3   liabilities to fixed if short-
    Unrealized gross loss                                                            (127)  term rates rise above 8 per-
        Total                                                                          36   cent; $17 million uncaps a
                                                                                            LIBOR-based, asset-backed
                                                                                            security at 11.72 percent.

  Short eurodollar futures              7,111,000     -           5.84      .34             Locks in the funding on U.S.
    Carrying amount                                                                     -   Treasury securities and the
    Unrealized gross gain                                                             857   three month LIBOR reset rates
    Unrealized gross loss                                                          (2,794)  on pay variable rate
        Total                                                                      (1,937)  swaps. $4.1 billion effective
                                                                                            December 1995; $2.8 billion
                                                                                            effective March 1996; $164
                                                                                            million effective June 1996;
                                                                                            $64 million effective Sept-
                                                                                            ember 1996.
-------------------------------------

  Total rate sensitivity hedges        $13,556,200     - %        6.81%    .40     $(1,750)
=============================================================   ====================================================================

Offsetting Positions
  Interest rate caps and floors       $   800,000    6.20%        6.20%    .71              Consists of $800 million of
    Carrying amount                                                                $  (812) interest rate floors, of which
    Unrealized gross gain                                                            3,089  $400 million were purchased
    Unrealized gross loss                                                           (2,277) and offset by $400 million
        Total                                                                            -  sold, locking in gains to be
                                                                                            amortized over the remaining
                                                                                            life of the contracts.

  Prime/federal funds cap                4,000,000    5.94        5.94     .52              In December 1994, the corpor-
   Carrying amount                                                                     860  ation offset an existing fed-
   Unrealized gross gain                                                             1,499  eral funds cap (purchased) and
   Unrealized gross loss                                                            (2,359) a prime rate cap (written)
     Total                                                                              --  position by simultaneously
                                                                                            purchasing a prime rate cap and
                                                                                            writing a federal funds cap at
                                                                                            strikes of 6.00 percent and
                                                                                            3.25 percent, respectively.
                                                                                            The notional amount of each
                                                                                            cap is $1.0 billion. Locks in
                                                                                            losses to be amortized over
                                                                                            the remaining life of the
                                                                                            contracts.

-------------------------------

Total offsetting positions            $4,800,000     5.98%        5.98%    .55     $   -
====================================================================================================================================


*Includes only off-balance sheet derivative financial instruments related to interest rate risk management activities.

Prime Rate - The base rate on corporate loans posted by at least 75 percent of the nation's 30 largest banks as defined in The Wall Street Journal.

London Interbank Offered Rates (LIBOR) - The average of interbank offered rates on dollar deposits in the London market based on quotations at five major banks.

Weighted average pay rates are generally based upon one to six month LIBOR. Pay rates reset at predetermined reset dates over the life of the contract. Rates shown are the pay rates in effect as of September 30, 1995. Weighted average receive rates are fixed rates set at the time the contract was transacted.

Carrying  amount  includes  accrued  interest  receivable/payable,   unamortized
premiums paid/received and any related margin accounts.

Table 20
OFF-BALANCE SHEET DERIVATIVES - EXPECTED MATURITIES*
-----------------------------------------------------


September 30, 1995                                         1 Year        1 -2        2 -5       5 -10       After 10
(In thousands)                                             or Less       Years       Years      Years        Years      Total
----------------------------------------------------- -------------  ----------- ---------- ----------- ------------- -----------

Asset Rate Conversions
  Notional amount                                     $  4,554,423   3,613,000   1,042,000        -            -       9,209,423
  Weighted average receive rate                               6.53%       6.92        5.42        -            -            6.56
  Estimated fair value                                $     19,075      17,367    (11,014)        -            -          25,428
----------------------------------------------------- ------------ ------------ ---------- -----------  ------------- -------------

Liability Rate Conversions
  Notional amount                                     $    370,000     110,000     582,000   2,075,000       500,000   3,637,000
  Weighted average receive rate                               7.08%       8.04        6.35        7.39          6.67        7.10
  Estimated fair value                                $      2,393       3,279       2,587      98,313      (12,387)      94,185
----------------------------------------------------- ------------ ------------ ---------- -----------  ------------ --------------

Rate Sensitivity Hedges
  Notional amount                                     $ 13,539,000      17,200        -           -            -      13,556,200
  Weighted average receive rate                         -         %       -           -           -            -           -
  Estimated fair value                                $    (1,788)          38        -           -            -         (1,750)
----------------------------------------------------- ------------ ------------ ---------- -----------  ------------ --------------

Offsetting Positions
  Notional amount                                     $  4,800,000        -           -           -            -       4,800,000
  Weighted average receive rate                               5.98%       -           -           -            -            5.98
  Estimated fair value                                $ -                 -           -           -            -           -
===================================================== ============ ============ =========== ==========  ============= =============

*Includes only off-balance sheet derivative financial instruments related to interest rate risk management activities.

Pay rates are generally based upon one to six month LIBOR and reset at predetermined reset dates. Current pay rates are not necessarily indicative of future pay rates and therefore have been excluded from the above table. Weighted average pay rates are indicated in Table 19.



Table 21
OFF-BALANCE SHEET DERIVATIVES ACTIVITY*
---------------------------------------


                                           Asset Rate   Liability Rate    Asset        Rate Sensitivity  Offsetting
(In thousands)                            Conversions    Conversions      Hedge              Hedges      Positions        Total
---------------------------------------  ------------   ------------- --------------  ---------------- ------------- ---------------

Balance, December 31, 1994              $   8,222,116     2,762,500     1,200,000        28,256,000     4,800,000       45,240,616
Additions                                   3,620,000     1,315,000       -              36,356,631       -             41,291,631
Maturities/Amortizations                   (2,208,302)     (440,500)     (200,000)      (45,633,705)      -            (48,482,507)
Terminations                                 (424,391)      -          (1,000,000)       (5,422,726)                    (6,847,117)

---------------------------------------  ------------- -------------- -------------- ----------------- ------------- ---------------

Balance, September 30, 1995             $   9,209,423     3,637,000       -              13,556,200     4,800,000       31,202,623
======================================= ============== ============= ==============  ================  ============  ===============

*Includes only off-balance sheet derivative financial instruments related to interest rate risk management activities.

FIRST UNION CORPORATION AND SUBSIDIARIES
NET INTEREST INCOME SUMMARIES
--------------------------------------------


                                                        THIRD QUARTER 1995                         SECOND QUARTER 1995
                                                       --------------------                      -----------------------

                                                           Interest        Average                        Interest       Average
                                               Average     Income/          Rates         Average         Income/         Rates
(In thousands)                                Balances     Expense       Earned/Paid     Balances         Expense      Earned/Paid
--------------------------------------     ------------ -------------   ------------  --------------   -------------   ------------

ASSETS
Interest-bearing bank balances               $   364,442          4,982      5.42 %   $   533,228          6,326          4.76 %
Federal funds sold and securities
    purchased under resale agreements          2,181,134         30,126      5.48       1,867,479         27,678          5.94
Trading account assets (a)                     1,564,384         23,898      6.06       1,106,447         16,617          6.02
Securities available for sale (a)              8,641,176        139,991      6.47       7,582,334        121,194          6.40
Investment securities (a)
    U.S. Government and other                  2,511,763         45,731      7.28       2,459,190         49,084          7.98
    State, county and municipal                1,002,248         27,973     11.17       1,119,586         31,917         11.40

          Total investment securities          3,514,011         73,704      8.39       3,578,776         81,001          9.05
Loans (a) (b)
    Commercial
        Commercial, financial and
           agricultural                       17,052,364        343,914      8.00      16,696,776        342,321          8.22
        Real estate - construction and
           other                               2,077,679         48,291      9.22       1,901,095         44,023          9.29
        Real estate - mortgage                 5,889,064        131,064      8.83       5,932,344        130,056          8.79
        Lease financing                        1,172,898         29,148      9.94       1,105,363         27,237          9.86
        Foreign                                  493,790          8,701      6.99         503,888          8,734          6.95

          Total commercial                    26,685,795        561,118      8.35      26,139,466        552,371          8.47
    Retail
        Real estate - mortgage                18,471,615        360,522      7.81      15,464,047        298,827          7.73
        Installment loans - Bankcard           4,577,771        173,897     15.19       4,314,121        163,271         15.14
        Installment loans - other             12,598,296        325,062     10.25      11,955,712        307,426         10.31

          Total retail                        35,647,682        859,481      9.62      31,733,880        769,524          9.71

          Total loans                         62,333,477      1,420,599      9.07      57,873,346      1,321,895          9.15

          Total earning assets                78,598,624      1,693,300      8.58      72,541,610      1,574,711          8.70

Cash and due from banks                        3,198,923                                3,154,820
Other assets                                   5,194,099                                4,558,615

          Total assets                       $86,991,646                              $80,255,045

LIABILITIES AND STOCKHOLDERS'
  EQUITY
Interest-bearing deposits
    Savings and NOW accounts                  14,226,865        101,252      2.82      14,145,903         99,246          2.81
    Money market accounts                      9,461,143         65,861      2.76       9,158,122         64,932          2.84
    Other consumer time                       21,973,796        307,377      5.55      19,430,344        262,518          5.42
    Foreign                                    2,539,792         34,363      5.37       2,596,487         41,933          6.48
    Other time                                 2,325,126         36,694      6.26       2,066,530         33,427          6.49

          Total interest-bearing deposits     50,526,722        545,547      4.28      47,397,386        502,056          4.25
Federal funds purchased and securities
    sold under repurchase agreements           9,309,842        142,156      6.06       7,568,559        113,463          6.01
Commercial paper                                 943,550         13,625      5.73       1,033,078         15,372          5.97
Other short-term borrowings                    3,131,298         49,893      6.32       1,723,886         24,662          5.74
Long-term debt                                 5,089,517         81,619      6.41       4,945,394         82,785          6.70
          Total interest-bearing
              liabilities                     69,000,929        832,840      4.79      62,668,303        738,338          4.72

Noninterest-bearing deposits                  10,625,875                               10,256,782
Other liabilities                              1,662,660                                1,741,524
Stockholders' equity                           5,702,182                                5,588,436
          Total liabilities and
             stockholders' equity            $86,991,646                              $80,255,045

Interest income and rate earned                             $ 1,693,300      8.58 %                  $ 1,574,711          8.70 %
Interest expense and rate paid                                  832,840      4.21                        738,338          4.08

Net interest income and margin                              $   860,460      4.37 %                  $   836,373          4.62 %



     (a) Yields related to securities and loans exempt from both federal and state income taxes, federal income taxes only or state income taxes only are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal income tax rate of 35 percent; a North Carolina state tax rate of 7.75 percent in 1995 and 7.8275 percent in 1994; a Georgia and Tennessee state tax rate of 6 percent; a South Carolina state tax rate of 4.5 percent; a Florida state tax rate of 5.5 percent; a Maryland state tax rate of 7 percent; and a Washington, D.C. tax rate of 9.975 percent in 1995 and 10.25 percent in 1994, respectively.

FIRST UNION CORPORATION AND SUBSIDIARIES
NET INTEREST INCOME SUMMARIES
------------------------------------------------------------


                                                                           FIRST QUARTER 1995
                                                                         -----------------------

(In thousands)
----------------------------------------
                                                                           Interest              Average
                                                      Average               Income/               Rates
                                                     Balances               Expense             Earned/Paid
                                                    ----------             --------             ------------
ASSETS
Interest-bearing bank balances                      $   689,482          10,147                   5.97%
Federal funds sold and securities
    purchased under resale agreements                 1,855,472          26,274                   5.74
Trading account assets (a)                            1,310,294          21,360                   6.61
Securities available for sale (a)                     7,993,897         126,046                   6.33
Investment securities (a)
    U.S. Government and other
    State, county and municipal                       2,474,530          46,902                   7.58
                                                      1,190,113          33,761                  11.34
                                                    -----------     -----------                 -------
          Total investment securities
                                                      3,664,643          80,663                   8.80
Loans (a) (b)                                       -----------     -----------                 -------
    Commercial

        Commercial, financial and
           agricultural                              16,126,010         323,169                   8.13
        Real estate - construction and
           other                                      1,795,504          41,579                   9.39
        Real estate - mortgage                        5,435,291         119,344                   8.90
        Lease financing
        Foreign                                         908,580          22,259                   9.80
                                                        426,788           7,089                   6.74
                                                    -----------     -----------                 ------
          Total commercial
                                                     24,692,173         513,440                   8.34
    Retail                                          -----------     -----------                 ------
        Real estate - mortgage
                                                     14,193,098         268,320                   7.56
        Installment loans - Bankcard
        Installment loans - other                     3,993,532         138,477                  13.87
                                                     11,536,143         285,270                  10.01
                                                    -----------     -----------
          Total retail                               29,722,773         692,067                   9.36
                                                    -----------     -----------
          Total loans
                                                     54,414,946       1,205,507                   8.90
                                                    -----------     -----------
          Total earning assets
                                                     69,928,734       1,469,997                   8.44
                                                    ===========                                 ======
Cash and due from banks

Other assets                                          3,261,626
                                                      4,302,719
                                                    -----------
          Total assets
                                                    $77,493,079
                                                    ===========
LIABILITIES AND STOCKHOLDERS'

  EQUITY
Interest-bearing deposits
    Savings and NOW accounts                         14,015,277          98,540                   2.85
    Money market accounts                             9,504,775          66,326                   2.83
    Other consumer time                              18,502,556         226,494                   4.96
    Foreign                                           3,319,697          45,566                   5.57
    Other time                                        1,951,836          29,812                   6.19
                                                    -----------     -----------

          Total interest-bearing deposit             47,294,141         466,738                   4.00

Federal funds purchased and securities                7,268,262         101,498                   5.66
    sold under repurchase agreements
Commercial paper                                        669,792           9,551                   5.78
Other short-term borrowings                           1,655,853          27,205                   6.66
Long-term debt                                        3,576,802          63,217                   7.07
                                                    -----------     -----------
          Total interest-bearing
              liabilities                            60,464,850         668,209                   4.48
                                                                    ===========                 ======

Noninterest-bearing deposits                          9,978,428

Other liabilities                                     1,614,095
Stockholders' equity                                  5,435,706
                                                    -----------
          Total liabilities and
             stockholders' equity                   $77,493,079
                                                    ===========

Interest income and rate earned
                                                                    $ 1,469,997                   8.44%
Interest expense and rate paid                                          668,209                   3.87
                                                                    -----------                 ------

Net interest income and margin                                      $   801,788                   4.57%
                                                                    ===========

     (b)The loan averages include loans on which the accrual of interest has been discontinued and are stated net of unearned income.

FIRST UNION CORPORATION AND SUBSIDIARIES
NET INTEREST INCOME SUMMARIES


                                        NINE MONTHS 1995                               SIX MONTHS 1995
                                        ----------------                               ---------------

                                                           Interest         Average                       Interest        Average
                                             Average        Income/          Rates         Average         Income/         Rates
(In thousands)                              Balances        Expense       Earned/Paid     Balances         Expense      Earned/Paid
--------------------------------------  ---------------   -----------     -----------   -------------    -----------    -----------
ASSETS
Interest-bearing bank balances           $     527,860         21,455          5.43 %   $     610,923         16,473        5.44 %
Federal funds sold and securities
    purchased under resale agreements        1,969,221         84,078          5.71         1,861,508         53,952        5.84
Trading account assets (a)                   1,327,972         61,876          6.23         1,207,807         37,977        6.34
Securities available for sale (a)            8,074,841        387,230          6.40         7,786,979        247,240        6.37
Investment securities (a)
    U.S. Government and other                2,481,964        141,717          7.61         2,466,818         95,986        7.78
    State, county and municipal              1,103,294         93,651         11.32         1,154,655         65,678       11.37
                                           ------------   ------------                   -------------   ------------

           Total investment securities       3,585,258        235,368          8.75         3,621,473        161,664        8.93
                                           ------------   ------------                   -------------   ------------
Loans (a) (b)
    Commercial
        Commercial, financial and
           agricultural                     16,628,443      1,009,404          8.12        16,412,970        665,490        8.18
        Real estate - construction and
           other                             1,925,793        133,893          9.30         1,848,591         85,602        9.34
        Real estate - mortgage               5,753,895        380,464          8.84         5,685,190        249,400        8.84
        Lease financing                      1,063,249         78,644          9.86         1,007,515         49,496        9.83
        Foreign                                475,068         24,524          6.90           465,551         15,823        6.85
                                           ------------   ------------                   -------------   ------------

           Total commercial                 25,846,448      1,626,929          8.41        25,419,817      1,065,811        8.45
                                           ------------   ------------                   -------------   ------------
    Retail
        Real estate - mortgage              16,058,592        927,669          7.70        14,832,083        567,147        7.65
        Installment loans - Bankcard (c)     4,297,281        475,645         14.76         4,154,712        301,748       14.53
        Installment loans - other           12,033,941        917,758         10.19        11,747,087        592,696       10.16
                                           ------------   ------------                   -------------   ------------

           Total retail                     32,389,814      2,321,072          9.56        30,733,882      1,461,591        9.54
                                           ------------   ------------                   -------------   ------------

           Total loans                      58,236,262      3,948,001          9.05        56,153,699      2,527,402        9.05
                                           ------------   ------------                   -------------   ------------

           Total earning assets             73,721,414      4,738,008          8.58        71,242,389      3,044,708        8.59
                                                          ============    ==========                     ============   =========

Cash and due from banks                      3,204,894                                      3,207,928
Other assets                                 4,688,409                                      4,431,375
                                           ------------                                  -------------

           Total assets                  $  81,614,717                                  $  78,881,692
                                           ============                                  =============

LIABILITIES AND STOCKHOLDERS'
  EQUITY
Interest-bearing deposits
    Savings and NOW accounts                14,130,124        299,038          2.83        14,080,951        197,786        2.83
    Money market accounts                    9,374,520        197,119          2.81         9,330,491        131,258        2.84
    Other consumer time                     19,981,614        796,389          5.33        18,969,013        489,012        5.20
    Foreign                                  2,815,802        121,862          5.79         2,956,094         87,499        5.97
    Other time                               2,115,864         99,933          6.31         2,009,500         63,239        6.35
                                           ------------   ------------                   -------------   ------------

           Total interest-bearing deposits  48,417,924      1,514,341          4.18        47,346,049        968,794        4.13
Federal funds purchased and securities
    sold under repurchase agreements         8,056,366        357,117          5.93         7,419,240        214,961        5.84
Commercial paper                               883,142         38,548          5.84           852,438         24,923        5.90
Other short-term borrowings                  2,175,751        101,760          6.25         1,690,058         51,867        6.19
Long-term debt                               4,542,779        227,621          6.68         4,264,879        146,002        6.85
                                           ------------   ------------                   -------------   ------------
          Total interest-bearing
             liabilities                    64,075,962      2,239,387          4.67        61,572,664      1,406,547        4.60
                                                          ============    ==========                     ============   =========

Noninterest-bearing deposits                10,289,400                                     10,118,374
Other liabilities                            1,672,938                                      1,678,161
Stockholders' equity                         5,576,417                                      5,512,493
                                           ------------                                  -------------
         Total liabilities and
            stockholders' equity         $  81,614,717                                  $  78,881,692
                                           ============                                  =============

Interest income and rate earned                        $    4,738,008          8.58 %                 $    3,044,708        8.59 %
Interest expense and rate paid                              2,239,387          4.06                        1,406,547        3.98
                                                          ------------    ----------                     ------------   ---------

Net interest income and margin                         $    2,498,621          4.52 %                 $    1,638,161        4.61 %
                                                          ============    ==========                     ============   =========


     (a) Yields related to securities and loans exempt from both federal and state income taxes, federal income taxes only or state income taxes only are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal income tax rate of 35 percent; a North Carolina state tax rate of 7.75 percent in 1995 and 7.8275 percent in 1994; a Georgia and Tennessee state tax rate of 6 percent; a South Carolina state tax rate of 4.5 percent; a Florida state tax rate of 5.5 percent; a Maryland state tax rate of 7 percent; and a Washington, D.C. tax rate of 9.975 percent in 1995 and 10.25 percent in 1994, respectively.

                                                             YEAR ENDED 1994                         NINE MONTHS 1994
                                                            -------------------                   ---------------------

                                                                 Interest      Avera                      Interest     Average
                                                    Average       Income        Rates      Average        Income/       Rates
(In thousands)                                     Balances       Expense    Earned/Paid   Balances       Expense     Earned/Paid
-----------------------------------------------  ------------  ------------  -----------  ------------   -----------  -------------
ASSETS
Interest-bearing bank balances                    $    757,440      39,550       5.22%    $   716,364        27,208         5.08%
Federal funds sold and securities
    purchased under resale agreements                1,366,180      55,729       4.08       1,318,559        36,256         3.68
Trading account assets (a)                           1,021,681      60,617       5.93         965,841        40,840         5.65
Securities available for sale (a)                   10,267,532     565,482       5.51      10,964,614       443,534         5.40
Investment securities (a)
    U.S. Government and other                        1,740,203     125,585       7.22       1,506,052        78,960         6.99
    State, county and municipal                      1,267,845     145,997      11.52       1,279,269       110,443        11.51
                                                    -----------  ------------              -----------     ---------

           Total investment securities               3,008,048     271,582       9.03       2,785,321       189,403         9.07
                                                    -----------  ------------              -----------     ---------

Loans (a) (b)
    Commercial
        Commercial, financial and
           agricultural                             13,803,412   1,123,333       8.14      13,513,807       834,458         8.26
        Real estate - construction and
           other                                     1,608,090     129,173       8.03       1,569,693        90,153         7.68
        Real estate - mortgage                       5,828,345     462,942       7.94       5,849,927       337,512         7.71
        Lease financing                                658,776      62,628       9.51         608,777        42,987         9.41
        Foreign                                        428,724      22,498       5.25         397,768        14,101         4.74
                                                    ----------- ------------              --------------  -------------

           Total commercial                         22,327,347   1,800,574       8.06      21,939,972     1,319,211         8.04
                                                    ----------- ------------              --------------- -------------
    Retail
        Real estate - mortgage                      13,810,015   1,019,955       7.39      13,668,875       748,280         7.30
        Installment loans - Bankcard (c)             2,775,476     391,603      14.11       2,486,403       267,072        14.32
        Installment loans - other                   10,142,377     982,312       9.69       9,770,863       703,723         9.62
                                                    ----------- ------------              -------------- --------------

           Total retail                             26,727,868   2,393,870       8.96      25,926,141     1,719,075         8.85
                                                    ----------- ------------              -------------- --------------

           Total loans                              49,055,215   4,194,444       8.55      47,866,113     3,038,286         8.48
                                                    ----------- ------------              -------------- --------------

           Total earning assets                     65,476,096   5,187,404       7.92      64,616,812     3,775,527         7.80
                                                                ============    ======                   ==============    ======

Cash and due from banks                              3,045,410                              2,971,264
Other assets                                         4,149,188                              4,151,594
                                                    -----------                           ------------

           Total assets                           $ 72,670,694                            $71,739,670
                                                    ===========                           =============

LIABILITIES AND STOCKHOLDERS'
  EQUITY
Interest-bearing deposits
    Savings and NOW accounts                        12,452,101     285,151       2.29      12,179,863       198,697         2.18
    Money market accounts                           10,576,097     254,863       2.41      10,725,502       187,670         2.34
    Other consumer time                             16,968,029     742,381       4.38      16,724,456       531,813         4.25
    Foreign                                          1,625,575      75,956       4.67       1,377,427        43,497         4.22
    Other time                                       1,607,283      82,897       5.16       1,586,446        58,607         4.94
                                                    ----------- ------------              --------------  -----------

           Total interest-bearing deposits          43,229,085   1,441,248       3.33      42,593,694     1,020,284         3.20
Federal funds purchased and securities
    sold under repurchase agreements                 7,270,734     317,225       4.36       7,196,709       222,058         4.13
Commercial paper                                       661,327      28,166       4.26         676,625        20,481         4.05
Other short-term borrowings                          1,419,477      75,526       5.32       1,358,042        50,288         4.95
Long-term debt                                       3,213,607     198,781       6.19       3,162,021       137,663         5.80
                                                    ----------- ------------             ---------------  -----------
          Total interest-bearing
             liabilities                            55,794,230   2,060,946       3.69      54,987,091     1,450,774         3.53
                                                                ============    ======                    ===========    =========

Noninterest-bearing deposits                        10,015,666                             10,021,667
Other liabilities                                    1,393,526                              1,326,116
Stockholders' equity                                 5,467,272                              5,404,796
                                                    -----------                          ---------------
         Total liabilities and
            stockholders' equity                  $ 72,670,694                           $ 71,739,670
                                                    ===========                            ============

Interest income and rate earned                                 $5,187,404       7.92%                  $ 3,775,527         7.80%
Interest expense and rate paid                                   2,060,946       3.15                     1,450,774         3.00
                                                                ------------    ------                  -------------    ---------

Net interest income and margin                                  $3,126,458       4.77%                  $ 2,324,753         4.80%
                                                               ============     ======                  =============    =========

       (b)The loan averages include loans on which the accrual of interest has been discontinued and are stated net of unearned income.

FIRST UNION CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------

                                                                  1995                                     1994
                                                              -------------                             -----------

                                                                  Third         Second        First        Fourth        Third
(In thousands except per share data)                             Quarter       Quarter       Quarter       Quarter       Quarter
------------------------------------------------------------  -------------  ------------ ------------- ------------  -------------

ASSETS
Cash and due from banks                                     $    3,337,072     3,191,431     3,157,119    3,740,691      3,212,888
Interest-bearing bank balances                                      99,394       446,712       722,062      945,126        632,206
Federal funds sold and securities
  purchased under resale agreements                              2,210,144     2,052,236     1,488,462    1,371,025      1,771,643
------------------------------------------------------------  ------------- ------------- ------------- ------------  -------------

             Total cash and cash equivalents                     5,646,610     5,690,379     5,367,643    6,056,842      5,616,737
------------------------------------------------------------  ------------- ------------- ------------- ------------  -------------

Trading account assets                                           1,253,214     1,559,021     1,453,038    1,206,675      1,303,453
Securities available for sale                                    9,347,263     7,353,926     7,298,853    7,752,479      8,226,530
Investment securities                                            3,561,947     3,583,906     3,634,798    3,729,869      3,179,763
Loans, net of unearned income                                   61,802,019    60,020,507    55,767,718   54,029,752     51,633,034
  Allowance for loan losses                                      (901,616)     (969,122)     (968,828)    (978,795)    (1,004,298)
------------------------------------------------------------  ------------- ------------- ------------- ------------  -------------

             Loans, net                                         60,900,403    59,051,385    54,798,890   53,050,957     50,628,736
------------------------------------------------------------  ------------- ------------- ------------- ------------  -------------

Premises and equipment                                           1,956,863     1,881,947     1,771,052    1,756,297      1,617,933
Due from customers on acceptances                                  407,010       383,289       302,248      218,849        133,928
Mortgage servicing rights                                          101,928       101,024        80,266       84,898         89,666
Credit card premium                                                 47,403        51,005        54,703       58,494         62,463
Other intangible assets                                          1,488,203     1,395,368     1,172,106    1,198,907      1,091,488
Other assets                                                     2,123,269     2,050,362     1,921,011    2,199,238      2,292,421
------------------------------------------------------------  ------------- ------------- ------------- ------------  -------------

             Total assets                                   $   86,834,113    83,101,612    77,854,608   77,313,505     74,243,118
=========================================================================== ============= ============= ============  =============

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
  Noninterest-bearing deposits                                  10,729,434    10,854,459    10,412,883   10,523,538     10,295,616
  Interest-bearing deposits                                     49,086,449    47,987,565    46,390,022   48,434,735     43,391,435
------------------------------------------------------------  ------------- ------------- ------------- ------------  -------------

             Total deposits                                     59,815,883    58,842,024    56,802,905   58,958,273     53,687,051
Short-term borrowings                                           12,940,658    11,012,715     9,681,076    7,532,343      9,988,596
Bank acceptances outstanding                                       407,010       383,289       302,248      218,849        133,928
Other liabilities                                                1,944,473     1,750,454     1,876,219    1,778,009      1,541,549
Long-term debt                                                   6,040,639     5,376,283     3,701,426    3,428,514      3,269,363
------------------------------------------------------------  ------------- ------------- ------------- ------------  -------------

             Total liabilities                                  81,148,663    77,364,765    72,363,874   71,915,988     68,620,487
------------------------------------------------------------  ------------- ------------- ------------- ------------  -------------

STOCKHOLDERS' EQUITY
Preferred stock
  Class A, authorized 40,000,000 shares
    Series A, 11% cumulative perpetual;
      $25.00 stated and liquidation value
                                                                         -              -            -            -              -
    Series A, $2.50 cumulative convertible;
      no-par value; $25.00 stated and
      liquidation value
                                                                         -              -            -            -              -
    Series B, none issued
                                                                         -              -            -            -              -
  Series 1990 cumulative perpetual
    adjustable rate, no par value;
    $5.00 liquidation value;
    authorized 10,000,000 shares                                                                                            31,592
                                                                         -              -            -            -
Common stock, $3.33-1/3 par value;
  authorized 750,000,000 shares                                    559,317       572,790       573,564      586,779        585,948
Paid-in capital                                                  1,056,946     1,260,261     1,272,386    1,433,422      1,693,389
Retained earnings                                                4,080,495     3,912,179     3,741,801    3,591,581      3,482,620
Unrealized loss on debt and equity securities                     (11,308)       (8,383)      (97,017)    (214,265)      (170,918)
------------------------------------------------------------  ------------- ------------- ------------- ------------   ------------

             Total stockholders' equity                          5,685,450     5,736,847     5,490,734    5,397,517      5,622,631
------------------------------------------------------------  ------------- ------------- ------------- ------------   ------------

             Total liabilities and stockholders' equity     $   86,834,113    83,101,612    77,854,608   77,313,505     74,243,118
=========================================================================== ============= ============= ============   ============

MEMORANDA
Securities available for sale-amortized cost                $    9,339,961     7,341,023     7,421,417    8,054,592      8,489,477
Investment securities-market value                               3,709,398     3,725,575     3,730,577    3,742,534      3,269,641
Common stockholders' equity, net of unrealized loss
  on debt and equity securities                             $    5,685,450     5,736,847     5,490,734    5,397,517      5,338,590
Preferred shares outstanding                                                                                             6,318,350
                                                                        -              -             -            -
Common shares outstanding                                      167,795,141   171,837,122   172,069,353  176,033,912    175,784,527
============================================================  ============= ============= ============= ============   ============


FIRST UNION CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
-----------------------------------------------------

                                                   Nine Months Ended                Six Months Ended
                                                     September 30,                      June 30,
                                                  ------------------                ----------------

(In thousands except per share data)                      1995            1994            1995          1994
----------------------------------------------------- -----------    ------------     -----------    -----------

INTEREST INCOME
Interest and fees on loans                            $  3,930,778      3,022,845       2,515,625      1,945,762
Interest and dividends on securities
   available for sale                                      377,565        430,934         240,747        295,313
Interest and dividends on investment securities
       Taxable income                                      139,914         76,939          94,770         45,461
       Nontaxable income                                    62,056         72,441          43,477         48,951
Trading account interest                                    58,528         38,568          35,373         23,769
Other interest income                                      105,533         63,464          70,425         38,558
----------------------------------------------------- ------------   ------------    ------------   ------------

            Total interest income                        4,674,374      3,705,191       3,000,417      2,397,814
----------------------------------------------------- ------------   ------------    ------------   ------------

INTEREST EXPENSE
Interest on deposits                                     1,514,341      1,020,284         968,794        651,866
Interest on short-term borrowings                          497,425        292,827         291,751        182,133
Interest on long-term debt                                 227,621        137,663         146,002         85,917
----------------------------------------------------- ------------   ------------    ------------   ------------

            Total interest expense                       2,239,387      1,450,774       1,406,547        919,916
----------------------------------------------------- ------------   ------------    ------------   ------------

Net interest income                                      2,434,987      2,254,417       1,593,870      1,477,898
Provision for loan losses                                  125,500         75,000          76,500         50,000
----------------------------------------------------- ------------   ------------    ------------   ------------
Net interest income after
   provision for loan losses                             2,309,487      2,179,417       1,517,370      1,427,898
----------------------------------------------------- ------------   ------------    ------------   ------------

NONINTEREST INCOME
Trading account profits                                     28,200         28,476          11,801         17,570
Service charges on deposit accounts                        348,244        324,430         227,752        215,105
Mortgage banking income                                     80,783         53,061          49,001         31,660
Capital management income                                  209,626        164,798         135,167        101,329
Securities available for sale transactions                   9,591         (1,581)          4,878          1,365
Investment security transactions                             4,041          3,595           1,450          1,309
Fees for other banking services                             71,160         48,549          46,021         31,716
Merchant discounts                                          52,419         45,901          34,408         29,644
Insurance commissions                                       33,023         33,201          22,001         20,695
Sundry income                                              167,429        156,635         101,891        104,073
----------------------------------------------------- ------------   ------------    ------------   ------------

             Total noninterest income                    1,004,516        857,065         634,370        554,466
----------------------------------------------------- ------------   ------------    ------------   ------------

NONINTEREST EXPENSE
Personnel expense                                        1,070,664        948,420         693,170        622,358
Occupancy                                                  179,363        176,122         116,834        117,268
Equipment rentals, depreciation
  and maintenance                                          197,795        165,127         129,209        109,140
Postage, printing and supplies                              89,028         73,693          57,804         49,192
FDIC insurance                                              68,807         89,415          61,097         60,094
Professional fees                                           50,276         39,241          33,766         22,939
Owned real estate expense                                    8,405         18,989           5,146         10,204
Amortization                                               142,458        104,854          89,838         68,733
Sundry                                                     363,594        357,419         212,577        231,133
----------------------------------------------------- ------------   ------------    ------------   ------------

             Total noninterest expense                   2,170,390      1,973,280       1,399,441      1,291,061
----------------------------------------------------- ------------   ------------    ------------   ------------

Income before income taxes                               1,143,613      1,063,202         752,299        691,303
Income taxes                                               402,552        369,371         266,254        239,224
----------------------------------------------------- ------------   ------------    ------------   ------------

             Net income                                    741,061        693,831         486,045        452,079
Dividends on preferred stock                                 7,029         18,522           7,029         11,927
----------------------------------------------------- ------------   ------------    ------------   ------------

             Net income applicable to
                common stockholders                   $    734,032        675,309         479,016        440,152
                                                      ============   ============    ============   ============

PER COMMON SHARE DATA
  Net income                                          $       4.27           3.94            2.77           2.59
  Cash dividends                                      $       1.44           1.26             .92            .80
Average common shares                                  171,921,003    171,265,051     172,745,330    169,688,932
===================================================== ============   ============    ============   ============

FIRST UNION CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
------------------------------------------------------

                                                             1995                                         1994
                                                        -------------                                 ------------

                                                            Third         Second          First           Fourth          Third
(In thousands except per share data)                       Quarter        Quarter        Quarter         Quarter         Quarter
------------------------------------------------------  -------------  -------------  ------------    ------------    ------------

INTEREST INCOME
Interest and fees on loans                             $  1,415,153      1,315,702      1,199,923      1,150,493       1,077,083
Interest and dividends on securities
   available for sale                                       136,818        117,747        123,000        119,062         135,621
Interest and dividends on investment securities
       Taxable income                                        45,144         48,457         46,313         46,029          31,478
       Nontaxable income                                     18,579         21,156         22,321         23,394          23,490
Trading account interest                                     23,155         15,459         19,914         18,677          14,799
Other interest income                                        35,108         34,004         36,421         31,815          24,906
------------------------------------------------------ ------------   ------------   ------------   ------------    ------------

            Total interest income                         1,673,957      1,552,525      1,447,892      1,389,470       1,307,377
------------------------------------------------------ ------------   ------------   ------------   ------------    ------------

INTEREST EXPENSE
Interest on deposits                                        545,547        502,056        466,738        420,964         368,418
Interest on short-term borrowings                           205,674        153,497        138,254        128,090         110,694
Interest on long-term debt                                   81,619         82,785         63,217         61,118          51,746
------------------------------------------------------ ------------   ------------   ------------   ------------    ------------

            Total interest expense                          832,840        738,338        668,209        610,172         530,858
------------------------------------------------------ ------------   ------------   ------------   ------------    ------------

Net interest income                                         841,117        814,187        779,683        779,298         776,519
Provision for loan losses                                    49,000         44,000         32,500         25,000          25,000
------------------------------------------------------ ------------   ------------   ------------   ------------    ------------
Net interest income after
   provision for loan losses                                792,117        770,187        747,183        754,298         751,519
------------------------------------------------------ ------------   ------------   ------------   ------------    ------------

NONINTEREST INCOME
Trading account profits                                      16,399         10,265          1,536         13,107          10,906
Service charges on deposit accounts                         120,492        117,625        110,127        110,782         109,325
Mortgage banking income                                      31,782         25,415         23,586         20,873          21,401
Capital management income                                    74,459         67,754         67,413         59,727          63,469
Securities available for sale transactions                    4,713          1,243          3,635         (9,926)         (2,946)
Investment security transactions                              2,591          1,233            217            411           2,286
Fees for other banking services                              25,139         24,093         21,928         20,703          16,833
Merchant discounts                                           18,011         17,775         16,633         16,939          16,257
Insurance commissions                                        11,022         10,511         11,490         11,870          12,506
Sundry income                                                65,538         53,065         48,826         57,418          52,562
------------------------------------------------------ ------------   ------------   ------------   ------------    ------------

             Total noninterest income                       370,146        328,979        305,391        301,904         302,599
------------------------------------------------------ ------------   ------------   ------------   ------------    ------------

NONINTEREST EXPENSE
Personnel expense                                           377,494        351,511        341,659        338,946         326,062
Occupancy                                                    62,529         57,433         59,401         62,006          58,854
Equipment rentals, depreciation
  and maintenance                                            68,586         63,292         65,917         63,245          55,987
Postage, printing and supplies                               31,224         26,367         31,437         30,046          24,501
FDIC insurance                                                7,710         30,935         30,162         30,293          29,321
Professional fees                                            16,510         16,503         17,263         27,637          16,302
Owned real estate expense                                     3,259          1,926          3,220          3,305           8,785
Amortization                                                 52,620         46,187         43,651         39,754          36,121
Sundry                                                      151,017        120,585         91,992        108,716         126,286
------------------------------------------------------ ------------   ------------   ------------   ------------    ------------

             Total noninterest expense                      770,949        714,739        684,702        703,948         682,219
------------------------------------------------------ ------------   ------------   ------------   ------------    ------------

Income before income taxes                                  391,314        384,427        367,872        352,254         371,899
Income taxes                                                136,298        135,291        130,963        120,705         130,147
------------------------------------------------------ ------------   ------------   ------------   ------------    ------------

             Net income                                     255,016        249,136        236,909        231,549         241,752
Dividends on preferred stock                                   --             --            7,029          6,831           6,595
------------------------------------------------------ ------------   ------------   ------------   ------------    ------------

             Net income applicable to common
                stockholders before redemption premium      255,016        249,136        229,880        224,718         235,157
Redemption premium on preferred stock                          --             --             --           41,355            --
------------------------------------------------------ ------------   ------------   ------------   ------------    ------------

             Net income applicable to common
                stockholders after redemption premium  $    255,016        249,136        229,880        183,363         235,157
                                                       ============   ============   ============   ============    ============

PER COMMON SHARE DATA
  Net income before redemption premium                 $       1.50           1.45           1.32           1.28            1.35
  Net income after redemption premium                          1.50           1.45           1.32           1.04            1.35
  Cash dividends                                       $        .52            .46            .46            .46             .46
Average common shares                                   170,272,349    171,561,676    173,928,984    176,378,717     174,417,288
====================================================== ============   ============   ============   ============    ============

FIRST UNION CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------

                                                                            Nine Months Ended
                                                                              September 30,
                                                                           ------------------

(In thousands)                                                                    1995              1994
------------------------------------------------------------------------    ---------------    ----------------

OPERATING ACTIVITIES
Net income                                                                   $   741,061              693,831
Adjustments to reconcile net income to net cash provided (used)
  by operating activities
     Accretion and amortization of securities discounts and premiums, net        (14,696)             (11,720)
     Provision for loan losses                                                   125,500               75,000
     Provision for foreclosed properties                                          (4,231)               2,590
     Securities available for sale transactions                                   (9,591)               1,581
     Investment security transactions                                             (4,041)              (3,595)
     Depreciation and amortization                                               304,166              234,263
     Trading account assets, net                                                 (46,539)            (650,983)
     Mortgage loans held for resale                                             (206,796)             696,206
     Loss on sales of premises and equipment                                      10,145                2,312
     Gain on sale of First  American segregated assets                           (15,891)             (59,007)
     Other assets, net                                                           133,988              438,953
     Other liabilities, net                                                       66,077              220,267
---------------------------------------------------------------------------  -----------          -----------

            Net cash provided by operating activities                          1,079,152            1,639,698
---------------------------------------------------------------------------  -----------          -----------

INVESTING ACTIVITIES
Increase (decrease) in cash realized from
     Sales of securities available for sale                                    4,572,686           10,615,074
     Maturities of securities available for sale                                 829,745            2,277,201
     Purchases of securities available for sale                               (4,884,932)          (9,372,162)
     Underdeliveries and calls of investment securities                           24,459               38,953
     Maturities of investment securities                                         502,845              408,004
     Purchases of investment securities                                         (364,269)            (655,333)
     Origination of loans, net                                                (4,993,660)          (4,514,323)
     Sales of loans                                                            2,000,000              -
     Sales of premises and equipment                                              28,654               56,646
     Purchases of premises and equipment                                        (320,162)            (238,695)
     Purchases of mortgage servicing rights                                       (3,702)              (7,063)
     Other intangible assets, net                                                 (4,932)             244,602
     Purchase of banking organizations, net of acquired
       cash equivalents                                                         (508,930)             429,593
---------------------------------------------------------------------------  -----------          -----------

            Net cash used by investing activities                             (3,122,198)            (717,503)
---------------------------------------------------------------------------  -----------          -----------

FINANCING ACTIVITIES
Increase (decrease) in cash realized from
     Sales of deposits, net                                                   (4,424,282)          (2,056,923)
     Securities sold under repurchase agreements
        and other short-term borrowings, net                                   4,363,972            2,475,147
     Issuances of long-term debt                                               3,024,200              323,732
     Payments of long-term debt                                                 (422,138)            (122,722)
     Sales of common stock                                                        92,306               73,784
     Purchases of common stock                                                  (749,097)            (179,974)
     Cash dividends paid                                                        (252,147)            (234,372)
---------------------------------------------------------------------------  -----------          -----------

            Net cash provided by financing activities                          1,632,814              278,672
---------------------------------------------------------------------------  -----------          -----------

            Increase (decrease) in cash and cash equivalents                    (410,232)           1,200,867

            Cash and cash equivalents, beginning of period                     6,056,842            4,415,870
---------------------------------------------------------------------------  -----------          -----------

            Cash and cash equivalents, end of period                         $ 5,646,610            5,616,737
===========================================================================  ===========          ===========

NONCASH ITEMS
      Converted debentures                                                   $      --                 19,760
      Increase in foreclosed properties and decrease in loans                     19,126               18,702
      Effect on stockholders' equity of an unrealized gain (loss)
         on debt and equity securities included in
           Securities available for sale                                         309,414              262,949
           Other assets (deferred income taxes)                              $  (106,456)              92,031
===========================================================================  ===========          ===========